     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 5, 1997



                                                      REGISTRATION NO. 333-28461

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                          NEXTEL COMMUNICATIONS, INC.
             (Exact Name of Registrant as Specified in its Charter)

                        DELAWARE                                                36-3939651
            (State or Other Jurisdiction of                                  (I.R.S. Employer
             Incorporation or Organization)                               Identification Number)

                             1505 FARM CREDIT DRIVE
                             MCLEAN, VIRGINIA 22102
                                 (703) 394-3000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------
                             THOMAS J. SIDMAN, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                          NEXTEL COMMUNICATIONS, INC.
                             1505 FARM CREDIT DRIVE
                             MCLEAN, VIRGINIA 22102
                                 (703) 394-3000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:
                              LISA A. STATER, ESQ.
                           JONES, DAY, REAVIS & POGUE
                           3500 ONE PEACHTREE CENTER
                              303 PEACHTREE STREET
                             ATLANTA, GEORGIA 30308
                                 (404) 521-3939

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effective date of this Registration Statement.
    If the securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
                                                   ------------------------
    If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box: [ ]

                             ---------------------

                        CALCULATION OF REGISTRATION FEE


=============================================================================================================================
                                                                       PROPOSED            PROPOSED
                                                     AMOUNT             MAXIMUM             MAXIMUM            AMOUNT OF
               TITLE OF SHARES                       TO BE          OFFERING PRICE         AGGREGATE         REGISTRATION
              TO BE REGISTERED                     REGISTERED        PER SHARE(1)      OFFERING PRICE(1)        FEE(2)
-----------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, Par Value $.001 Per
  Share......................................   4,161,442 shares       $16.1364           $67,150,700           $20,349
=============================================================================================================================



(1) Based upon the price at which shares of Class A Common Stock of the registrant may be purchased and the maximum proceeds to be received by the registrant.


(2) The registration fee for the securities offered hereby, $20,349, is calculated as follows: one thirty-third of one percent of the product of $16.1364, the price at which shares of Class A Common Stock may be purchased, multiplied by 4,161,442, the number of shares to be registered. A fee of $20,455 was previously paid.

                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION DATED AUGUST 5, 1997

PROSPECTUS

                          NEXTEL COMMUNICATIONS, INC.
                             CLASS A COMMON STOCK,
                           PAR VALUE $.001 PER SHARE
                             ---------------------


     This Prospectus relates to the offering (the "Offering") of up to 4,161,442 shares (the "Shares") of Class A Common Stock, par value $.001 per share (the "Common Stock"), of Nextel Communications, Inc. ("Nextel" or the "Company"). The Shares are being offered exclusively to holders of Nextel's five outstanding issues of Senior Redeemable Discount Notes (the "Nextel Notes") who validly consented ("Consenting Holders") to certain amendments to the public indentures (as amended through the date hereof the "Nextel Indentures") relating to the Nextel Notes pursuant to the consent solicitation completed on June 13, 1997 (the "Consent Solicitation").



     The offering price of the Shares was determined in part based upon indications of interest by parties representing certain holders of Nextel Notes to certain representatives of Nextel in conjunction with the Consent Solicitation. The Shares are being offered exclusively to Consenting Holders subject to the terms and conditions set forth herein and in the accompanying form of subscription (the "Subscription Form"). In order to subscribe for Shares, a Consenting Holder must properly complete and execute the Subscription Form and tender the purchase price to the Bank of New York, as trustee (the
"Trustee") on behalf of the Company on or before                , 1997 (such
date, including any extension thereof, the "Expiration Date"). A Consenting Holder may subscribe only for the maximum number of whole Shares (rounded down to the nearest whole share) purchasable for the aggregate consent payment (the "Consent Payment") received by such Consenting Holder in connection with such Consenting Holder's delivery of valid consents in the Consent Solicitation. Consenting Holders who subscribe for Shares will be required to agree that such Shares may not be transferred, subject to certain limited exceptions, prior to January 1, 1998. See "Plan of Distribution."


     The proceeds of the sale of the Shares will be used by Nextel for general corporate purposes. See "Use of Proceeds."


     The Common Stock is traded on the Nasdaq National Market (the "Nasdaq NM") under the symbol "NXTL," and the closing sale price of the Common Stock on
August   , 1997, as reported by the Nasdaq NM, was $          . See "Certain
Market Information."


     SEE "RISK FACTORS," BEGINNING ON PAGE 7 OF THIS PROSPECTUS, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

     The Offering is not contingent upon receipt of subscriptions for any minimum number of Shares. The following table assumes that all holders of the Nextel Notes are Consenting Holders and that all such Consenting Holders elect to subscribe for Shares.


===================================================================================================================
                                                            OFFERING PRICE              PROCEEDS TO COMPANY(1)
-------------------------------------------------------------------------------------------------------------------
Per Share..........................................           $16.1364(2)                      $16.1364
-------------------------------------------------------------------------------------------------------------------
Total..............................................         $67,150,700(3)                    $67,150,700
===================================================================================================================



(1) Before deducting estimated expenses of $85,000 of the Offering.


(2) The offering price per share was calculated at an amount equal to 10/11 of the arithmetic average of the closing bid and ask prices (but in neither case being more than $0.25 greater or less than the actual last sale price) for a share of Common Stock as reported on the Nasdaq NM for the consecutive trading day period beginning on June 6, 1997, and ending on June 20, 1997. See "Determination of Offering Price."


(3) The total offering price represents the aggregate Consent Payments paid to Consenting Holders.


                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

     The Shares will be delivered to Consenting Holders who validly subscribe therefor promptly following the Expiration Date.

               The date of this Prospectus is             , 1997.

                             AVAILABLE INFORMATION


     Nextel is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Nextel with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also may be obtained by mail from the Public Reference Section of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, the Commission maintains a Web site on the Internet, that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission and that is located at http://www.sec.gov.


     Nextel has filed with the Commission a Registration Statement on Form S-3 (including the exhibits and amendments thereto, the "Registration Statement") pursuant to the requirements of the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which are omitted in accordance with the rules and regulations of the Commission and to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement or as an exhibit to documents incorporated by reference in this Prospectus (see "Incorporation of Certain Information By Reference"), reference is made to the respective exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement together with exhibits may be inspected at the office of the Commission in Washington, D.C. without charge and copies thereof may be obtained therefrom upon payment of a prescribed fee.

     NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY NEXTEL. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE AFFAIRS OF NEXTEL SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     THIS PROSPECTUS INCORPORATES CERTAIN DOCUMENTS REGARDING NEXTEL BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST. REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO NEXTEL COMMUNICATIONS, INC., 1505 FARM CREDIT DRIVE, MCLEAN, VIRGINIA 22102, ATTENTION: INVESTOR RELATIONS, TELEPHONE: (703) 394-3500.

     The information in the following documents filed by Nextel with the Commission (File No. 0-19656) pursuant to the Exchange Act is incorporated by reference in this Prospectus:

          (a) Annual Report on Form 10-K for the year ended December 31, 1996 filed with the Commission on March 31, 1997;

          (b) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 dated and filed with the Commission on May 15, 1997;

                                      (ii)

          (c) Current Reports on Form 8-K: (i) dated and filed with the Commission on January 21, 1997, (ii) dated and filed with the Commission on February 7, 1997, (iii) dated and filed with the Commission on March 18, 1997, (iv) dated and filed with the Commission on April 15, 1997, (v) dated June 2, 1997, and filed with the Commission on June 3, 1997, (vi) dated and filed with the Commission on June 17, 1997, (vii) dated and filed with the Commission on July 9, 1997, (viii) dated and filed with the Commission on July 16, 1997 and (ix) dated July 21, 1997 and filed with the Commission on July 22, 1997;


          (d) Proxy Statement, dated as of April 18, 1997, filed in definitive form on April 21, 1997 with the Commission with respect to the information required to be included herein by Items 401 (management), 402 (executive compensation) and 404 (certain relationships and related transactions) of Regulation S-K promulgated under the Securities Act and the Exchange Act; and

          (e) Registration Statement on Form S-1, as amended, dated as of January 27, 1992 (No. 33-43415), with respect to the information contained under the heading "Description of Capital Stock" which was incorporated by reference into the Registration Statement on Form 8-A, dated January 16, 1992.

     All documents filed by Nextel pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statements made herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The information relating to Nextel contained in this Prospectus should be read together with the information in the documents incorporated by reference.

                                      (iii)

                                    SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements, including the notes thereto, included or incorporated by reference into this Prospectus.

     On July 28, 1995, NEXTEL Communications, Inc., a corporation organized under the laws of the State of Delaware in 1987 ("Old Nextel"), was merged with ESMR, Inc. ("ESMR"), until then a wholly owned subsidiary of Motorola, Inc. ("Motorola"). ESMR was the surviving corporation in the merger (the "Motorola Transaction") and succeeded to Old Nextel's assets and liabilities. ESMR changed its name to Nextel Communications, Inc., effective upon consummation of the Motorola Transaction. References herein to Nextel for periods prior to July 28, 1995 refer to Old Nextel as the predecessor to the business and operations of Nextel. Unless the context requires otherwise, references to Nextel are intended to include Nextel Communications, Inc. and its consolidated subsidiaries.

     Information contained herein gives effect to the acquisition of approximately 1,220,000 shares of Common Stock by Digital Radio L.L.C. (the "McCaw Investor") on April 5, 1995, an additional acquisition of 8,163,265 shares of Nextel's Class A Convertible Redeemable Preferred Stock, par value $.01 per share (the "Class A Preferred Stock"), and 82 shares of Nextel's Class B Convertible Preferred Stock, par value $.01 per share (the "Class B Preferred Stock"), by the McCaw Investor and the consummation of related transactions on July 28, 1995 (the "McCaw Transaction"), the merger of OneComm Corporation ("OneComm") with and into Nextel on July 28, 1995 (the "OneComm Transaction"), the consummation of the Motorola Transaction on July 28, 1995, the merger of a subsidiary of Nextel with American Mobile Systems Incorporated ("AMS") on July 31, 1995 (the "AMS Transaction") and the merger of Dial Page, Inc. ("Dial Page") with and into Nextel on January 30, 1996 (the "Dial Page Transaction").

                                 A. THE COMPANY

OVERVIEW


     Nextel's business consists principally of providing a wide array of digital and analog wireless communications services to its customers in the United States, in each case utilizing frequencies licensed to its subsidiaries by the Federal Communications Commission ("FCC"). Nextel provides a differentiated package of integrated digital wireless communications services under the Nextel brand name to customers of the various networks constructed and operated by Nextel's subsidiaries in and around major metropolitan population centers throughout the country. Collectively, Nextel's operations constitute one of the largest integrated wireless communications networks utilizing a single digital transmission technology currently offering commercial service in the United States. Through its digital and analog wireless communications networks, Nextel is the leading provider of specialized mobile radio ("SMR") wireless communications services in nearly all 48 states in the continental United States and in Hawaii. Nextel has significant SMR spectrum holdings in and around every major business and population center in the country, including all of the top 50 metropolitan market areas in the United States.



     Nextel's operating revenues primarily arise from its digital and analog wireless communications businesses in the United States, particularly the mobile telephone service and two-way radio service and, to a lesser extent, from sales and maintenance of related equipment. Nextel's business plans and efforts are to a large extent directed toward replacing the traditional analog SMR systems that it currently operates with advanced mobile communications systems employing digital technology with a multi-site configuration permitting frequency reuse ("Digital Mobile networks"). A customer using Nextel's Digital Mobile network is able to access mobile telephone services, two-way dispatch (marketed as Nextel's Direct Connect(SM) service), paging and alphanumeric short-messaging service, and in the future is expected to be able to access data transmission. Nextel is implementing its Digital Mobile networks utilizing digital technology developed by Motorola (such technology is referred to as the "integrated Digital Enhanced Network" or "iDEN"). As of June 30, 1997, Nextel's Digital Mobile networks were operating in major metropolitan market areas throughout the United States in which approximately 50% of the total United States population lives or works.

     Prior to the second quarter of 1996, Nextel implemented its Digital Mobile networks in its market areas using Motorola's first generation iDEN technology. During that time frame, Nextel encountered certain technology and system performance issues relating primarily to the voice transmission quality of the mobile telephone service. In response to these issues, Nextel and Motorola took action on several fronts to address system performance issues in general, and voice transmission quality concerns in particular. See "Risk
Factors -- Implementation of Digital Mobile Networks Subject to Risks of Developing Technology." Additionally, Nextel, together with Motorola, in 1995 began pursuing a program directed toward the development and deployment of modifications to the first generation iDEN technology platform, which modifications were targeted specifically at improving the voice transmission quality of the mobile telephone service. Nextel commenced the full-scale commercial launch of its first Digital Mobile networks incorporating the modified iDEN technology (referred to herein as "Reconfigured iDEN") in the Chicago metropolitan market late in the third quarter of 1996. Subsequently in 1996, Nextel commenced full-scale commercial launches of the Reconfigured iDEN Digital Mobile networks in the Atlanta, Boston, Denver, Detroit and Las Vegas metropolitan market areas, in each case accompanied by an aggressive regionally focused marketing campaign. During the first half of 1997, Nextel commenced commercial launches of its Reconfigured iDEN technology on the Nextel national digital network throughout the Pacific Northwest, metropolitan Washington, D.C. and in cities in North Carolina, New York, Maryland, Missouri, California, Texas, Kansas, Oklahoma, Pennsylvania and Minnesota including Seattle, Portland, Charlotte, Raleigh/Durham, Greensboro, Winston-Salem, New York, Baltimore, St. Louis, Los Angeles, San Francisco, San Diego, Houston, Dallas/Fort Worth, Kansas City, Wichita, Topeka, Oklahoma City, Tulsa, Philadelphia and Minneapolis/St. Paul.



     In January 1997, Nextel announced the introduction of its national digital network and indicated that it will not charge roaming fees for its customers traveling anywhere on the national digital network. Nextel's national digital network will enable Nextel's mobile telephone customers to "roam" throughout the markets covered by the network at the same airtime rate charged in their home markets. As a result, the Nextel national Digital Mobile network provides the same mobile telephone functionality and related features offered to customers in their home markets and eliminates the complex dialing procedures, access fees and higher per-minute airtime rates frequently encountered by "roaming" customers of cellular providers. Additionally, Nextel announced a new billing policy pursuant to which Nextel bills its mobile telephone service customers based on the actual number of seconds of airtime used after the first minute, in contrast to the common cellular industry practice of rounding all calls up to the next minute.



     Since December 31, 1994, the number of subscriber units in service on Nextel's Digital Mobile network has increased substantially, reflecting acquisitions, the commencement of Digital Mobile network service in certain markets and increased sales in markets in which Digital Mobile network services are provided. As a result, the number of subscriber units in service on Nextel's Digital Mobile network increased from 13,500 at December 31, 1994, to 85,000 at December 31, 1995, to 300,300 at December 31, 1996 and to 624,400 at June 30,
1997. Nextel's business and marketing strategy for its Digital Mobile networks continues to be based on, and reflect, a principal focus on multi-service business users in its markets with Digital Mobile networks.


     During 1996 and into early 1997, Nextel also significantly expanded its operations and investments involving wireless communications service providers outside the United States, which are conducted under or are coordinated by or through McCaw International, Ltd. ("McCaw International"), an indirect, wholly owned subsidiary of Nextel. With the exception of the equity interests held by Nextel and by McCaw International in Clearnet Communications, Inc. ("Clearnet"), a major provider of analog and digital SMR wireless communications services throughout Canada, and the holder of one of the two nationwide personal communications services ("PCS") licenses awarded in Canada, McCaw International's subsidiaries or other entities in which McCaw International holds equity or equivalent interests own and operate wireless communications systems in Latin America and Asia. McCaw International's operating companies currently provide a variety of analog or digital wireless communications services (including analog SMR dispatch and interconnect, paging and alphanumeric short-messaging and digital mobile telephone services) in certain major metropolitan areas in Argentina, Brazil, Mexico, the Philippines and Shanghai, China.

     Nextel's principal executive and administrative facility is located at 1505 Farm Credit Drive, McLean, Virginia 22102, and its telephone number is (703) 394-3000.


BUSINESS PLAN


     Nextel is implementing its recently revised business plan, which contemplates an accelerated deployment during 1997 and 1998 of the Reconfigured iDEN technology platform throughout markets in the United States in which the Company intends to establish Digital Mobile networks (including primary connecting routes between certain markets). Nextel estimates that system infrastructure and other system capital costs to be incurred during the period from March 31, 1997 through 1998 to implement the business plan would be approximately $1.45 billion. See "Risk Factors -- Nextel to Require Additional Financing." Nextel believes that the implementation of the accelerated build-out contemplated by its business plan will better position Nextel both to achieve its strategic objectives relating to its U.S. operations and to prepare for emerging competition in the wireless communications industry, especially from certain current operators that, on their existing cellular frequencies or on PCS frequencies, are in the process of converting their wireless communications systems to digital technology formats and are moving to provide "nationwide coverage" on the resulting systems. Nextel believes that a significant strategic advantage may exist in being "first to market," particularly in comparison to the new "entrepreneur block" PCS licensees and other existing or potential regional wireless communications service providers, which may encounter significant financial and other challenges in replicating or overtaking Nextel's industry position assuming Nextel successfully concludes its nationwide Digital Mobile network build-out plan and develops a sufficient customer base in its markets. Although Nextel already has taken a number of significant steps in anticipation of implementing this business plan (including obtaining modifications to certain terms contained in the Nextel Indentures to provide the flexibility required to assemble and utilize the necessary financing for such business plan), and further actions currently are underway to reach that objective, several of the actions that must be taken to enable Nextel to implement its business plan are dependent on certain actions by or responses from third parties, which as yet have not been secured. See "Risk
Factors -- Nextel to Require Additional Financing" and "-- Forward Looking Statements."


RECENT DEVELOPMENTS


     Preferred Stock Issuance. On July 21, 1997, Nextel completed the sale of 500,000 shares of 13% Series D Exchangeable Preferred Stock (the "Series D Preferred Stock") with a liquidation preference of $1,000 per share. Nextel received approximately $482,000,000 in net cash proceeds from the sale of the Series D Preferred Stock.



     Dividends on the Series D Preferred Stock accrue at an annual rate of 13% of the liquidation preference, are cumulative from the date of issuance and are payable quarterly in cash or, on or prior to July 15, 2002, at the sole option of Nextel, in additional shares of Series D Preferred Stock. The Series D Preferred Stock is mandatorily redeemable on July 15, 2009 at the liquidation preference plus accrued and unpaid dividends, and is redeemable in whole or in part, at the option of Nextel, at any time after December 15, 2005, at a price equal to the liquidation preference plus accrued and unpaid dividends, and, in certain circumstances, after July 15, 2002 at specified redemption prices. Up to 35% of the Series D Preferred Stock may be redeemed on or prior to July 15, 2000, in whole or in part, at the option of Nextel in certain circumstances, at 113% of the liquidation preference plus accrued and unpaid dividends from the proceeds of one or more sales of Common Stock. The Series D Preferred Stock is also exchangeable, in whole but not in part, at the option of Nextel at any time after December 15, 2005 and in certain circumstances sooner, into Nextel subordinated debentures.



     The shares of Series D Preferred Stock were issued in a private placement transaction and have not been registered with the Commission under the Securities Act, and may not be sold absent registration or an applicable exemption from the registration requirements. In connection with the issuance of the Series D Preferred Stock, Nextel has agreed to use its best efforts to file with the Commission and cause to become effective a registration statement with respect to a registered offer to exchange the then outstanding Series D Preferred Stock for an equal number of shares of 13% Series D Exchangeable Preferred Stock that have been registered pursuant to the Securities Act (the "Exchange Offer"). In the event that the Exchange Offer is not consummated prior to specified dates, the dividend accrual rate applicable to the Series D Preferred Stock will increase by specified amounts until the Exchange Offer is consummated or certain other requirements are met.



     Terms of the Series D Preferred Stock are set forth in the Certificate of Designation, which has been filed with the Commission, and is incorporated by reference herein.



     Consent Solicitation. Under the terms of the Nextel Indentures as in effect prior to June 13, 1997 (the "Former Version Indentures"), Nextel and its subsidiaries that are "restricted subsidiaries" for purposes of such Indentures (the "restricted subsidiaries") could not have incurred debt (other than certain categories of "Permitted Debt" (as defined in such Indentures)) unless certain tests were met. Because such terms of the Former Version Indentures could have had the effect of limiting Nextel's ability to borrow the funds necessary to implement its business plan, Nextel sought the consent of the holders of the Nextel Notes to certain amendments to the Former Version Indentures pursuant to the Consent Solicitation. On June 13, 1997, Nextel obtained the consent of the requisite number of holders of the Nextel Notes to certain amendments and waivers to specific provisions of the Former Version Indentures. Also on that date, Nextel and the Trustee under such Former Version Indentures executed supplemental indentures (the "Supplemental Indentures") to each of the Former Version Indentures implementing such amendments and waivers. The amendments include, among other things, certain modifications to the debt incurrence limitations of the Former Version Indentures to allow Nextel to incur additional indebtedness, by (i) increasing the amount of permitted debt by $350,000,000 and providing additional flexibility to allocate the total amount of permitted debt among the existing categories of permitted debt, (ii) allowing Nextel to incur indebtedness in excess of such permitted debt, in the period prior to January 1, 2000, based on the amount and timing of any net cash proceeds received by Nextel from new equity issuances (such new equity issuances include the net cash proceeds received by Nextel in connection with the issuance of the Series D Preferred Stock, but would exclude equity funds from several currently identified sources, including most significantly equity investment proceeds received from affiliates of Craig O. McCaw in connection with the exercise of the First Option (as defined below)), and (iii) making Nextel's ability to incur additional indebtedness on and after January 1, 2000 a function of satisfaction of a new interest coverage ratio test. See "Risk Factors -- Nextel to Require Additional Financing." The Supplemental Indentures also authorize Nextel to transfer to its unrestricted subsidiary group the approximate 17% equity interest in Clearnet currently held directly by Nextel, which Nextel intends to accomplish in the near future, and also implemented certain technical amendments.



     The foregoing statements relating to the Nextel Indentures are summaries of the relevant provisions and do not purport to be complete. Where reference is made to particular provisions of the Nextel Indentures, such provisions, including the definitions of certain terms, are incorporated by reference as part of such summaries, and are qualified in their entirety by such reference. Each of the Former Version Indentures and the Supplemental Indentures has previously been filed with the Commission, and each of the Former Version Indentures, as amended and supplemented by the appropriate Supplemental Indenture, is incorporated by reference herein.



     McCaw Investor Option Exercise. In April 1997, Nextel and the McCaw Investor reached a preliminary agreement (which was confirmed in definitive agreements entered into in June 1997) pursuant to which the McCaw Investor committed to exercise in full the outstanding option that was scheduled to expire on July 28, 1997 (the "First Option") to purchase 15,000,000 shares of Nextel's Common Stock for an aggregate purchase price of $232,500,000. The McCaw Investor exercised the First Option on July 28, 1997. In connection with the foregoing, the McCaw Investor also agreed to provide up to $50,000,000 in debt financing (subject to certain conditions) to Nextel (the "McCaw Investor Borrowings"). See "Risk Factors -- Nextel to Require Additional Financing." At the present time, however, Nextel is not taking steps to meet the conditions to access the McCaw Investor Borrowings.


     On March 20, 1997, Nextel completed the purchase from an affiliate of Comcast Corporation ("Comcast") of an option to acquire 25,000,000 shares of Common Stock, at an exercise price of $16.00 per share (the "Comcast Option"), for an aggregate purchase price of $25,000,000. In connection with the agreements relating to the commitment to exercise the First Option, Nextel reached an agreement with an affiliate of Craig O. McCaw (such affiliate, the "Purchaser"), pursuant to which the Purchaser acquired, for an aggregate purchase price of $25,000,000, an option, in replacement of the Comcast Option, to purchase 25,000,000 shares of Common Stock (the "New Option"), 15,000,000 of which are purchasable at an exercise price of $16.00 per share and the remaining 10,000,000 of which are purchasable at an exercise price of $18.00 per share, at any time through July 28, 1998. The New Option, and any shares of Common Stock issued upon exercise thereof, are transferable, subject to certain limitations. In addition, one direct transferee of the Purchaser will be entitled to designate one nominee for election to Nextel's Board of Directors, provided that such party (i) has exercised the transferred portion of the New Option and continues to own at least 10,000,000 shares of Common Stock obtained on such exercise, (ii) is not an affiliate of Craig O. McCaw and (iii) does not hold a 5% or greater equity ownership interest in any entity that provides terrestrial-based wireless communications services in competition with Nextel in any of its markets. Shares issuable upon exercise of the New Option will be entitled to certain demand and piggyback registration rights, which would be assignable to transferees in certain circumstances. There can be no assurance that the Purchaser or any transferee will elect to exercise the New Option. See "Risk Factors -- Forward Looking Statements." The arrangements pertinent to the New Option, the exercise of the First Option and the McCaw Investor Borrowings are set forth in definitive agreements entered into among the relevant parties, which definitive agreements have been filed with the Commission and are incorporated by reference herein.

                           B. SUMMARY FINANCIAL DATA

                          NEXTEL COMMUNICATIONS, INC.
                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected financial data set forth below for the periods indicated should be read in conjunction with the consolidated financial statements, related notes and other financial information appearing in Nextel's Annual Report on Form 10-K for the year ended December 31, 1996, and Nextel's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, incorporated herein by reference. The financial information for the fiscal years ended March 31, 1993 and 1994, the nine months ended December 31, 1994 and the years ended December 31, 1995 and 1996 have been derived from the audited consolidated financial statements of Nextel. The report of Deloitte & Touche, LLP, independent auditors, for the year ended December 31, 1996 has been incorporated herein by reference. See "Experts." The financial information for the three months ended March 31, 1996 and 1997 is derived from the unaudited financial statements of Nextel and, in the opinion of Nextel, includes all adjustments, consisting only of normal recurring accruals, considered necessary for the fair presentation of such information. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. See "Incorporation of Certain Information By Reference."


                                  FISCAL YEAR          NINE MONTHS                                         THREE MONTHS
                                     ENDED                ENDED               YEAR ENDED                       ENDED
                                   MARCH 31,           DECEMBER 31,          DECEMBER 31,                    MARCH 31,
                           -------------------------   ------------   ---------------------------   ---------------------------
                              1993          1994         1994(1)          1995           1996           1996           1997
                           -----------   -----------   ------------   ------------   ------------   ------------   ------------
                                                           (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
INCOME STATEMENT DATA(2):
Revenues.................  $    53,002   $    67,928   $    74,857    $    171,703   $    332,938   $     68,318   $    110,676
Cost of operations.......       20,979        28,666        51,406         151,718        247,717         57,299         58,161
Selling, general and
  administrative
  expenses...............       18,971        41,107        85,077         193,321        330,256         65,289        132,376
Expenses related to
  corporate
  reorganization(3)......           --            --            --          17,372             --             --             --
Depreciation and
  amortization...........       25,942        58,398        94,147         236,178        400,831         92,674        110,203
                           -----------   -----------   ------------   ------------   ------------   ------------   ------------
Operating loss...........      (12,890)      (60,243)     (155,773)       (426,886)      (645,866)      (146,944)      (190,064)
Interest income
  (expense), net.........        1,324       (18,101)      (41,454)        (89,509)      (206,480)       (42,796)       (71,285)
Other income (expense),
  net(4)(5)..............          924             3            33         (15,372)       (10,866)            --          1,063
Income tax benefit.......        1,027        21,437        71,345         200,602        307,192         71,022         39,436
                           -----------   -----------   ------------   ------------   ------------   ------------   ------------
Net loss.................  $    (9,615)  $   (56,904)  $  (125,849)   $   (331,165)  $   (556,020)  $   (118,718)  $   (220,850)
                           ===========   ===========   ============   ============   ============   ============   ============
Net loss per share.......  $     (0.16)  $     (0.73)  $     (1.25)   $      (2.31)  $      (2.50)  $      (0.56)  $      (0.93)
                           ===========   ===========   ============   ============   ============   ============   ============
Number of shares used in
  computations(6)........   58,736,000    78,439,000   100,639,000     143,283,000    222,779,000    213,653,000    237,496,000
                           ===========   ===========   ============   ============   ============   ============   ============



                                            AS OF MARCH 31,               AS OF DECEMBER 31,                AS OF MARCH 31,
                                         ---------------------   ------------------------------------   -----------------------
                                           1993        1994         1994         1995         1996         1996         1997
                                         --------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents(7)...........  $ 17,083   $  483,483   $  301,679   $  340,826   $  139,681   $  470,432   $  638,215
Marketable securities..................    14,768      426,113      172,313       68,443        5,012       26,276        5,102
Current assets.........................    39,932      921,983      504,248      504,661      309,097      600,587      856,686
Intangible assets, net.................   144,666      889,912    1,451,780    3,549,622    4,076,300    3,996,333    4,280,604
Total assets...........................   333,557    2,229,832    2,918,985    5,547,256    6,472,439    6,265,755    7,435,652
Long-term debt(8)......................    55,024    1,113,268    1,193,096    1,687,829    2,783,041    2,128,243    3,720,427
Stockholders' equity(9)................   255,224      846,304    1,268,575    2,945,141    2,808,138    3,208,049    2,779,177


---------------


(1) Effective December 31, 1994, Nextel changed its fiscal year end from March 31 to December 31. Accordingly, the income statement data is presented for the transition period from April 1, 1994 to December 31, 1994.


(2) See Note 2 to the Notes to Nextel's consolidated financial statements for a description of acquisitions.


(3) See Note 2 to the Notes to Nextel's consolidated financial statements.


(4) Other expenses in 1995 include a $15,000,000 write-down of the investment in Corporacion Mobilcom S.A. de C.V. as a result of the devaluation of the Mexican peso.


(5) Other expenses in 1996 primarily reflect equity in the losses of certain foreign investments accounted for under the equity method. (See Note 2 to the Notes to Nextel's consolidated financial statements.)


(6) Includes the weighted average number of shares of Common Stock outstanding during the respective periods.


(7) Includes approximately $479,995,000 of cash and cash equivalents held by McCaw International and its subsidiaries as of March 31, 1997, which are not available, due to restrictions contained in the indenture related thereto (the "MIL Indenture"), to fund any of the cash needs of Nextel's domestic Digital Mobile and analog SMR businesses.


(8) Excludes the current portions of long-term debt. See Note 6 to the Notes to Nextel's consolidated financial statements.


(9) See Notes 10 and 11 to the Notes to Nextel's consolidated financial statements.

                                  RISK FACTORS

     The following risk factors may affect the value of the Common Stock and therefore should be considered by prospective investors, in conjunction with the other information included and incorporated by reference in this Prospectus, before making an investment decision. See also "-- Forward Looking Statements."

HISTORY OF AND FUTURE EXPECTATIONS OF LOSSES AND NEGATIVE CASH FLOW


     The activities of Nextel since its inception in 1987 have been concentrated on the acquisition and operation of SMR businesses and the development of Digital Mobile networks. Nextel has incurred net losses since its inception, including net losses of $556,020,000 and $331,165,000 for the years ended December 31, 1996 and December 31, 1995, respectively, and $220,850,000 for the quarter ended March 31, 1997. Nextel had an accumulated deficit totalling $1,356,101,000 at March 31, 1997. Nextel anticipates that it will continue to experience significant net losses and significant negative cash flow during the ongoing start up phase of the Digital Mobile networks over the next several years. Nextel's ability to arrange sufficient equity and/or debt financing or to generate sufficient revenue to cover its operating and capital needs is subject to a number of risks and contingencies. Accordingly, there can be no assurance as to whether or when Nextel's operations will become profitable. See "-- Nextel to Require Additional Financing" and "-- Forward Looking Statements."


RISKS OF IMPLEMENTATION OF DIGITAL MOBILE NETWORKS

     The implementation of Digital Mobile networks involves systems design, site procurement, construction, electronics installation, receipt of necessary FCC and other regulatory approvals, channel recovery (freeing a certain number of 800 MHz frequencies from SMR analog traffic) and initial systems optimization prior to commencing commercial service. Each stage can take from several weeks to several months and involves various risks and contingencies, the outcome of which cannot be predicted. There can be no assurance that Nextel will be able to implement Digital Mobile networks (where such networks are not already in commercial operation) in any particular market in accordance with its current plans and schedules. See "-- Forward Looking Statements."

IMPLEMENTATION OF DIGITAL MOBILE NETWORKS SUBJECT TO RISKS OF DEVELOPING TECHNOLOGY

     Currently, there are three principal digital technology formats that are being assessed or proposed for deployment or deployed currently by providers of cellular telephone service or by certain entities that have been awarded PCS licenses to provide wireless communications services in the United States. One such format is known as the Time Division Multiple Access ("TDMA") digital transmission technology, a version of which, known as "three-time slot TDMA" has been deployed by AT&T Wireless Services, Inc. ("AT&T Wireless," formerly McCaw Cellular Communications, Inc. ("McCaw Cellular")), a subsidiary of AT&T, and by Southwestern Bell Mobile Systems in certain of their cellular system markets, and is expected to be deployed by certain other cellular operators. The second principal format is known as the Code Division Multiple Access ("CDMA") digital transmission technology which has been deployed by PrimeCo Personal Communications, Bell Atlantic/Nynex Mobile Services and Sprint PCS in certain of their PCS markets and is expected to be deployed by certain other cellular and PCS operators. The third principal format, known as GSM-PCS, is an updated, upbanded, PCS version of the TDMA-based digital technology format known as Global System for Mobile Communications that has become the standard for digital cellular technology in Europe. GSM-PCS has been deployed by American Personal Communications, a subsidiary of Sprint Spectrum, L.P., in its Washington, D.C./Baltimore metropolitan market and Bell South in certain of its PCS markets, and is expected to be deployed by certain other PCS operators. Although TDMA, CDMA and GSM-PCS are digital transmission technologies, and thus share certain basic characteristics and areas of contrast to analog transmission technology, TDMA, CDMA and GSM-PCS are not compatible or interchangeable with each other.

     The Motorola proprietary first generation iDEN technology originally incorporated in Nextel's Digital Mobile networks is known as "six-time slot TDMA." Although based on the TDMA technology format, this first generation iDEN technology differs in a number of significant respects from the TDMA technology versions being assessed or deployed by cellular operators and PCS licensees in the United States, which differences may have important consequences. Additionally, unlike the three-time slot TDMA technology format being utilized for the mobile telephone function in the Reconfigured iDEN technology platform or the three-time slot TDMA technology format being utilized by certain cellular providers, the first generation iDEN technology, as well as the "six-time slot TDMA" technology utilized for the two-way dispatch function in the Reconfigured iDEN technology platform, can carry up to six (rather than three) voice and/or control paths per channel.


     Although Nextel believes that TDMA technology, on balance, is superior to analog technology that is used in traditional SMR systems, the use of digital technology in general involves certain performance trade-offs, for example, in various characteristics affecting voice quality and fidelity. These trade-offs may have an effect on customer acceptance of iDEN technology. The use of six-time and three-time slot TDMA technology in combination with Nextel's re-use of its licensed frequencies in a cellular-type system design permits Nextel to utilize its current holdings of spectrum more efficiently. Efficient utilization of spectrum is an important objective generally because less spectrum is available in the SMR band than is or will be licensed to each cellular and certain PCS operators in each market. Reconfigured iDEN, which is designed to use three time slots per channel for the mobile telephone service, results in a reduction in channel capacity compared to the capacity achievable using first generation iDEN technology for mobile telephone service.



     Any difference that may from time to time exist between the technology deployed in Nextel's Digital Mobile networks and competitive technologies then deployed by other wireless communications service providers, such as analog, CDMA, TDMA, GSM-PCS or other transmission technology formats that may be developed in the future, may affect customer acceptance of the services offered by Nextel. In the future, a digital transmission technology other than TDMA may gain acceptance sufficient to adversely affect the resources devoted by third parties to developing or improving TDMA-based technologies. In addition, existing digital cellular technology formats including cellular TDMA cannot currently be utilized on Nextel's present SMR spectrum holdings. Accordingly, if any improvements were to be made to such currently existing digital cellular technology formats, the prospect of achievement of parallel improvements in the TDMA-based iDEN technology presently utilized by Nextel is not certain. See
"-- Forward Looking Statements."


     Customer acceptance of the services offered by Nextel will be affected not only by technology-based differences, but also by the operational performance and reliability of system transmissions on Nextel's Digital Mobile networks. Nextel implemented Digital Mobile networks in its market areas using Motorola's first generation iDEN technology prior to the second quarter of 1996. During that time frame, Nextel encountered certain technology and system performance issues with respect to system reliability (the percentage of time the system is operating), system access (how often a user can gain access to the system) and various characteristics affecting voice transmission quality of mobile telephone services utilizing Nextel's Digital Mobile networks. Nextel provided discounts and gave credits to customers in an effort to foster satisfactory customer relations and delayed both its planned deployment of its Digital Mobile networks and commencement of aggressive product and service marketing efforts pending resolution of such system performance and voice quality issues. During this period Nextel and Motorola also took actions to address system performance issues in general, and voice transmission quality concerns in particular. These actions consisted of efforts to enhance the performance of the first generation iDEN networks in a number of areas that were believed to adversely affect system performance, perceived voice transmission quality and customer satisfaction, and included measures as diverse as improvements in system infrastructure and subscriber equipment design and interaction, adjustments in cell site locations and in radio frequency planning, development of enhanced network load and traffic management and control systems, and development and deployment of more sophisticated diagnostic and error correction software. These and other measures, most of which can be categorized as systems optimization, are expected to be ongoing activities connected with Nextel's operation of its Digital Mobile networks. Moreover, Nextel expects that systems optimization, software loading and planned maintenance activities will be ongoing components of its operation of the Digital Mobile networks that will periodically require the scheduled turndown of selected subsystems in Nextel's Digital Mobile networks during periods of very low system traffic, typically at night or on weekend days. See "-- Forward Looking Statements."

     Nextel's objectives in carrying out the initial phase of system development and technology enhancements were to achieve satisfactory performance levels in the areas of system reliability and system access. Nextel believes that its existing Digital Mobile networks (including both those utilizing the Reconfigured iDEN technology and those continuing to use the first generation iDEN technology), as operated at June 30, 1997, were demonstrating acceptable performance levels in these areas. Nextel also believes that the successful development and national deployment throughout Nextel's Digital Mobile networks of the Reconfigured iDEN technology, with its accompanying improvements in the voice quality of the mobile telephone service provided on Nextel's Digital Mobile networks, should enable Nextel to aggressively market such services as part of a competitive wireless communications services alternative to existing cellular telephone services in its markets. See "-- Forward Looking Statements."



     Motorola has advised Nextel that it contemplates continuing to install software upgrades and Nextel anticipates it will continue to advise and consult with Motorola concerning potential measures that could be taken to address any issues concerning system performance and/or expressed customer satisfaction levels as revealed by Nextel's continuing system testing and customer surveys. To the extent Nextel's experience has been derived based on customers in its markets employing the first generation iDEN technology, who are primarily oriented to the two-way dispatch service, such experience should not necessarily be regarded as an accurate predictor of Nextel's experience in the future, particularly as Nextel continues to implement its planned nationwide roll-out of the Reconfigured iDEN technology and as Nextel's customer base expands beyond such group of initial customers. Any inability to address and resolve satisfactorily performance issues that affect customer acceptance of Digital Mobile network service could delay or adversely affect the successful commercialization of the Digital Mobile networks and could adversely affect the business and financial prospects of Nextel. If Nextel for any reason is unable to implement Digital Mobile networks and provide service to its target customers that is competitive with the services of other wireless communications providers, Nextel would be unable, utilizing its existing analog SMR systems, to provide mobile telephone services comparable to those provided by other wireless communications services providers or to achieve significant further subscriber growth. See "-- Forward Looking Statements."


     Nextel anticipates that there will be an ongoing focus on systems and technology optimization activities directed at achieving improvements in the overall performance of the Digital Mobile networks and such technology optimization activities will be a continuing component of normal Digital Mobile network operation. Moreover, the satisfactory resolution of certain system performance issues in a particular market or at a particular stage of operation will not necessarily preclude the need to address those issues again, for example, as a result of a significant increase in the number of subscribers using the Digital Mobile networks, and future upgrades or modifications to the Digital Mobile networks may have unexpected adverse effects on performance issues previously addressed and resolved. Each of Motorola and Nextel believes, however, that a large portion of the hardware and software adjustments developed in the course of system development and technology optimization activities to address particular issues, and the resulting system performance improvements realized, should be applicable to similar issues in different markets. Nevertheless, as is often the case in the deployment of wireless communications networks, it should be expected that there will be market-specific characteristics, such as local terrain, topography, the number of licensed frequencies, the utilization of adjacent radio frequencies and other factors, that will require customized optimization activities to address related system performance issues successfully. See "-- Forward Looking Statements."


     Pursuant to the second amendment to the existing equipment purchase agreements between Nextel and Motorola entered into in connection with the McCaw Transaction (the "Second Equipment Agreement Amendment"), Motorola agreed to use its best efforts to develop, and Nextel agreed to implement, Reconfigured iDEN. The Reconfigured iDEN development and deployment activities to date have proceeded in a timely and satisfactory manner and Nextel believes that the Reconfigured iDEN development program contemplated by the Second Equipment Agreement is substantially complete. However, no assurance can be given that any further modifications or enhancements to the Reconfigured iDEN technology will be developed successfully, or that any such modifications or enhancements, if developed, would be deployed in Nextel's Digital Mobile networks or, if deployed, would perform successfully. Moreover, no assurance can be given that the Reconfigured iDEN technology, as it currently exists or as it may be further modified or enhanced in the future, will satisfy customer requirements, or that Nextel's mobile telephone services utilizing such Reconfigured iDEN technology will be regarded as competitive in the wireless communications services markets as such markets currently exist and as they are expected to develop in the future. See
"-- Forward Looking Statements."


NEXTEL TO REQUIRE ADDITIONAL FINANCING


     Nextel anticipates that, for the foreseeable future, it will be utilizing significant amounts of its available cash for capital expenditures for the construction of Digital Mobile networks, operating expenses relating both to the Digital Mobile networks and to the analog SMR networks, potential acquisitions (including the acquisition of rights to spectrum through the contemplated 800 MHz spectrum auction process), debt service requirements and other general corporate expenditures. Nextel anticipates that its cash utilization for capital expenditures and other investing activities and operating losses will continue to exceed its cash flows from operating activities over the next several years. During fiscal year 1996, Nextel's average monthly cash utilization rate for investing activities (principally attributable to capital expenditures for the build-out of the Digital Mobile networks) was approximately $33,390,000, and its average monthly operating losses (exclusive of non-cash items) was approximately $20,400,000. Such average monthly amounts are not necessarily representative of Nextel's anticipated experience in such areas and are expected to increase during 1997 and 1998 in connection with the implementation of Nextel's business plan and the related accelerated construction of its Digital Mobile networks. During the ongoing start up phase of its Digital Mobile networks, Nextel expects that it will need to utilize its existing cash and funding from outside sources to meet its cash needs resulting from such activities and losses. Nextel's aggregate cash, cash equivalents and marketable securities at March 31, 1997 totalled approximately $643,317,000 (however, approximately $479,995,000 of such amount represents cash, cash equivalents and marketable securities held by McCaw International and its subsidiaries, which items are not available, due to restrictions contained in the provisions of the MIL Indenture, to fund any of the cash needs of Nextel's domestic Digital Mobile and analog SMR businesses).


     Nextel, Nextel Finance Company ("NFC"), and certain subsidiaries of Nextel entered into definitive agreements, which became effective on September 30, 1996, with respect to a secured credit facility arranged by Chase Securities, Inc., J.P. Morgan Securities, Inc. and Toronto-Dominion Securities (USA), Inc. (the "Bank Credit Facility"). Concurrently therewith, Nextel, NFC and certain subsidiaries of Nextel entered into definitive agreements, which also became effective on September 30, 1996, with respect to the amendment, restatement and consolidation of the previously existing financing arrangements with Motorola and NTFC Capital Corporation ("NTFC") (the "Vendor Credit Facility"; and collectively with the Bank Credit Facility, the "Bank and Vendor Credit Facilities").


     To fully implement an accelerated deployment of its Digital Mobile networks in the period between March 31, 1997 and December 31, 1998 as described under "Summary -- A. The Company -- Business Plan," Nextel would need to obtain additional amounts of debt or equity financing beyond that available under the Bank and Vendor Credit Facilities currently in place. The Credit Agreement relating to the Bank Credit Facility (the "Bank Credit Agreement") currently provides for up to $1,655,000,000 of secured financing, consisting of a $1,085,000,000 revolving loan and $570,000,000 in term loans. The Amended Restated and Consolidated Credit Agreement relating to the Vendor Credit Facility (the "Vendor Credit Agreement") currently provides for up to $345,000,000 of secured financing, consisting of a $195,000,000 revolving loan and $150,000,000 in term loans. Borrowings under the Bank Credit Facility and the Vendor Credit Facility are ratably secured by liens on assets of the restricted subsidiaries under the terms of the Nextel Indentures. At June 30, 1997, Nextel had drawn approximately $1,441,000,000 of its available financing under the Bank Credit Facility, leaving an aggregate of approximately $214,000,000 available for borrowing under such facility, and had drawn $227,000,000 of its available financing under the Vendor Credit Facility, leaving an aggregate of approximately $118,000,000 available for borrowing under such facility, subject in each case to the satisfaction or waiver of applicable borrowing conditions.



     The Bank Credit Agreement contemplates that, with the consent of the lenders holding a majority of the outstanding loans and available commitments under the Bank Credit Agreement and the Vendor Credit Agreement, Nextel may borrow up to an additional $250,000,000 (subject to certain limitations) under the

Bank Credit Facility (the "Additional Bank Borrowings"). Nextel and certain lenders have entered into a commitment letter and a related term sheet dated July 11, 1997 setting forth the terms and conditions on which Nextel could gain access to the $250,000,000 in Additional Bank Borrowings. Such commitment letter and related term sheet have been filed with the Commission, and are incorporated by reference herein. The Bank Credit Agreement and the Vendor Credit Agreement also contemplate that borrowings under the Vendor Credit Facility may be increased by up to $50,000,000, subject to certain limitations (the "Additional Vendor Borrowings"). The remaining funds available for borrowings under the Bank and Vendor Credit Facilities (including, if successfully structured, the increased amounts contemplated pursuant to the Additional Bank Borrowings and the Additional Vendor Borrowings) may be drawn upon prior to the final maturity date of such facilities in 2003, although the amount available under such facilities will be reduced to reflect scheduled amortization commencing in 2001.



     Nextel has also reached an understanding with Motorola regarding the terms and conditions pursuant to which Nextel could access up to an additional $450,000,000 of equipment financing through Motorola (the "Additional Motorola Financing") consisting of (i) $50,000,000 in Additional Vendor Borrowings, (ii) up to $200,000,000 in secured borrowings (which could be drawn through March 1999 and only as a term loan) that are to be second in ranking to the borrowings made pursuant to both the Vendor Credit Agreement and Nextel's existing Bank Credit Agreement (the "Second Secured Borrowings") and (iii) up to an additional $200,000,000 in borrowings that would be required to be ratably secured on an equal ranking with borrowings pursuant to the Vendor Credit Agreement and such existing Bank Credit Agreement (the "Senior Secured Borrowings"). Availability of the Additional Motorola Financing is subject to a number of conditions including, among others, with respect to the Second Secured Borrowings, the prior borrowing of all amounts available under the Vendor Credit Agreement (including the $50,000,000 in Additional Vendor Borrowings pursuant thereto described above) and under the Bank Credit Agreement (including, with respect to the second $100,000,000 of the Second Secured Borrowings, the borrowing of $250,000,000 in Additional Bank Borrowings pursuant to the Bank Credit Agreement described above), Nextel's receipt of $232,500,000 in equity contributions from the exercise of the First Option by the McCaw Investor (the "McCaw Option Proceeds") (see "Summary -- A. The Company -- Recent Developments -- McCaw Investor Option Exercise"), and the receipt of the approval of a majority of the secured parties under the Vendor Credit Agreement and the Bank Credit Agreement. The availability of the Senior Secured Borrowings is subject to a number of additional conditions, including the unanimous approval of the secured parties under the Bank Credit Agreement and the Vendor Credit Agreement. Nextel is not currently taking steps to meet such additional conditions and, accordingly, Nextel has assumed for planning purposes that none of the funds constituting the Senior Secured Borrowings will be available during 1997 and 1998.



     The Company has obtained written commitments from the relevant lending parties, and has obtained certain of the required consents and approvals of third parties required to access the Additional Bank Borrowings, the Additional Vendor Borrowings and the Second Secured Borrowings. Nextel and the relevant lending parties contemplate negotiating and entering into appropriate definitive agreements implementing the terms of the financing arrangements relating to the Additional Bank Borrowings, the Additional Vendor Borrowings and the Second Secured Borrowings, as described above, and Nextel is now or shortly will commence seeking the remaining consents and approvals required to gain access to such additional financing. The availability of all of such additional financing is also subject to Nextel's satisfying certain requirements under the Nextel Indentures, which require Nextel to issue new equity for cash as a condition to obtaining access to all amounts not constituting "Permitted Indebtedness" (as such term is defined in the Nextel Indentures) under the Bank Credit Facility and the Vendor Credit Facility, the Additional Bank Borrowings, the Additional Vendor Borrowings and the Second Secured Borrowings referred to above. Nextel's receipt of the $482,000,000 in net cash proceeds from the issuance of the Series D Preferred Stock (the "Preferred Stock Proceeds") is sufficient to enable Nextel to access all such funding sources under the requirements of the Nextel Indentures.



     To the extent any of the aforementioned proceeds from equity issuances or financing arrangements are not available or are not sufficient to meet Nextel's funding needs, it will be necessary for Nextel to obtain alternate sources of financing. See "-- Forward Looking Statements." Assuming (i) that Nextel secures access to all of the available funds under the Bank Credit Facility and the Vendor Credit Facility, and enters into appropriate definitive agreements to obtain access to the $250,000,000 in Additional Bank Borrowings and to the $50,000,000 in Additional Vendor Borrowings, (ii) that Nextel can obtain access to the $200,000,000 in Second Secured Borrowings and (iii) that the New Option is exercised and Nextel receives the proceeds therefrom, the Company believes that such amounts, coupled with the Company's available cash and cash equivalents (including the Preferred Stock Proceeds and the McCaw Option Proceeds), will provide funds that in the aggregate are expected to be substantially sufficient to implement the Company's business plan and meet the other cash needs of its domestic business activities through the end of 1998. Thereafter, Nextel may require substantial additional financing. See "-- Forward Looking Statements."



     The availability of borrowings pursuant to the Bank Credit Facility and the Vendor Credit Facility is, and the availability of the Additional Bank Borrowings, the Additional Vendor Borrowings and the Second Secured Borrowings, if structured successfully, is expected to be, subject to certain conditions, and there can be no assurance that such conditions will be met. Moreover, there can be no assurance that the Additional Bank Borrowings, the Additional Vendor Borrowings or the Second Secured Borrowings will be available, that the New Option will be exercised and that Nextel will receive the proceeds therefrom, or that any of the other outstanding options will be exercised. The Bank Credit Facility, the Vendor Credit Facility, the Nextel Indentures and the terms of the Certificate of Designation relating to the Series D Preferred Stock contain and will continue to contain provisions that operate to limit the amount of borrowings that may be incurred by Nextel. In addition, Nextel's capital needs, and its ability to adequately address those needs through debt or equity funding sources, are subject to a variety of factors that cannot presently be predicted with certainty, such as the commercial success of Nextel's Digital Mobile networks incorporating the Reconfigured iDEN technology, the amount and timing of Nextel's capital expenditures and operating losses and the market price of the Common Stock. See "-- Forward Looking Statements."



     Nextel currently is aware of numerous factors and considerations, any one or more of which could have a material effect on the timing and/or amount of the future funding to be required by Nextel, but Nextel cannot currently quantify with precision either the magnitude or the certainty of the effects associated with any such factors. These factors include: (i) the timing of the anticipated 800 MHz spectrum auction process (which is currently scheduled to commence in the fall of 1997), and the amounts required to be bid to acquire any or all of the available spectrum blocks in the major metropolitan market areas where Nextel currently operates, or currently plans to operate, its Digital Mobile network and the amounts that may be required to accomplish retuning or acquisition of 800 MHz incumbent channels in spectrum blocks that may be acquired by Nextel in the 800 MHz spectrum auction process; (ii) the cash amounts received by Nextel in connection with the Offering, if any, assuming the Offering is consummated; (iii) the uncertainty with respect to the success and/or timing of the continuing development and deployment activities relating to the Reconfigured iDEN technology format and, assuming successful and timely completion of such efforts, the uncertainty with respect to the success of commercial introduction and customer acceptance of Nextel's Digital Mobile network services in new market areas using such technology; (iv) the potential commercial opportunities and risks associated with implementation of Nextel's accelerated business plan; and (v) the net impact on Nextel's capital budget of certain developments currently expected to increase capital needs (e.g., the additional capital needed if Nextel acquires for cash additional spectrum in certain markets to increase the capacity and/or efficiency of Nextel's operating Digital Mobile networks in such markets, the additional capital needed for more extensive construction of Digital Mobile networks in additional market areas acquired or that may be acquired in the future and the expenditures associated with analog SMR station construction requirements under the currently effective FCC 800 MHz channel licensing approach) that may be offset (whether wholly or partially) by other developments anticipated to (or to have the potential to) reduce capital needs (e.g., co-location of antenna and/or transmitter sites with other providers of wireless services in the relevant markets, reductions in infrastructure and subscriber unit prices obtained from Motorola pursuant to the Second Equipment Agreement Amendment and a new agreement entered into on March 27, 1997, alternative and more economical means for increasing system capacity, other than constructing additional cell sites and/or installing additional base radios, such as use of so-called "smart antennas," mini-cells and software-driven and/or system design performance enhancements). Many of the foregoing involve elements wholly or partially beyond Nextel's control or influence. Other considerations in addition to the factors identified above may significantly affect Nextel's decisions to seek additional financing, including general economic conditions, conditions in the telecommunications and/or wireless communications industry and the feasibility and attractiveness of structuring particular financings for specific purposes (e.g., separate capital-raising activities with respect to international activities and opportunities). See "-- Forward Looking Statements."



     Nextel has had and may in the future have discussions with third parties regarding potential equity investments and debt financing arrangements to satisfy actual or anticipated financing needs. Pursuant to the Motorola Transaction, Nextel has agreed, under certain circumstances, not to grant superior governance rights to any third-party investor without Motorola's consent, which may make securing equity investments more difficult. The ability of Nextel to incur additional indebtedness (including, in certain circumstances, indebtedness incurred under the Bank Credit Agreement and/or under the Vendor Credit Agreement) is and will be limited by the terms of the Nextel Indentures, the Bank Credit Agreement, the Vendor Credit Agreement and the Certificate of Designation relating to the Series D Preferred Stock. The Bank Credit Agreement and the Vendor Credit Agreement also require Nextel and its relevant subsidiaries at specified times to maintain compliance with certain financial covenants or ratios including certain covenants and ratios specifically related to leverage.



     At present, other than the existing equity or debt financing arrangements that have been consummated and/or disclosed, Nextel has no commitments or understandings with any third parties to obtain any material amount of additional equity or debt financing. Moreover, no assurances can be made that Nextel will be able to obtain any such additional financing in the amounts or at the times such financing may be required, or that, if obtained, any such financing would be on acceptable terms. Nextel also anticipates that it will continue to experience significant operating losses and negative cash flows during the ongoing start up phase of the Digital Mobile networks over the next several years. Accordingly, there can be no assurances as to whether or when the operations of Nextel will become profitable. As a result of Nextel's anticipated continuing losses, the uncertainty regarding the exercise of options and warrants, the availability of financing under the Bank and Vendor Credit Facilities and, if successfully structured and established, under the Additional Bank Borrowings, the Additional Vendor Borrowings and the Second Secured Borrowings, and the impact of Reconfigured iDEN and other matters discussed above, there can be no assurance that Nextel will have adequate capital to implement the nationwide build-out of its Digital Mobile networks in accordance with its business plan. Failure to obtain such financing could result in the delay or abandonment of some or all of the Company's acquisition, development and expansion plans and expenditures, which could have a material adverse effect on its business prospects. See "-- Forward Looking Statements."


SUCCESS OF NEXTEL IS DEPENDENT ON ITS ABILITY TO COMPETE

     Nextel's success depends on its Digital Mobile networks' ability to compete with other wireless communications systems in each relevant market and its ability to successfully market integrated wireless communications services. Nextel is continuing to focus its marketing efforts on attracting customers from its previously identified targeted groups of potential subscribers, chiefly its existing analog SMR subscribers and other business users, including current users of multiple wireless communications services and those new users who may be attracted to the combination of services made possible by its Digital Mobile networks.

     Following implementation of its Digital Mobile networks and completion of related system optimization activities, Nextel's Digital Mobile networks will compete with established and future wireless communications operators in its efforts to attract customers, dealers and possibly resellers to its service in each of the markets in which it operates a Digital Mobile network. Nextel believes that following software upgrades and additional system optimization efforts and equipment and technology enhancements that occurred during 1996 and the commercial deployment of the Reconfigured iDEN technology, Nextel's Digital Mobile networks will have the capacity, functionality and quality of service necessary to be competitive with current wireless communications services in the markets in which Nextel operates Digital Mobile networks. Nextel's ability to compete effectively with other wireless communications service providers, however, will depend on a number of factors, including the successful deployment of the Reconfigured iDEN technology platform in its market areas, the continued satisfactory performance of such technology, the establishment of roaming service among such market areas and the development of cost effective direct and indirect channels of distribution for its products and services. Although Nextel has made significant progress in these areas to date, no assurance can be given that such objectives will be achieved. See
"-- Ability to Manage Growth" and "-- Forward Looking Statements."


     While Nextel believes that the mobile telephone service provided on its Digital Mobile networks utilizing the Reconfigured iDEN technology is similar in function to and achieves performance levels competitive with those being offered by other current wireless communications services providers in Nextel's market areas, there are (and will in certain cases continue to be) differences between the services provided by Nextel and by cellular and/or PCS system operators and the performance of their respective systems. As a result of these differences, there can be no assurance that services provided on Nextel's Digital Mobile networks will be competitive with those available from other providers of mobile telephone services. As part of its marketing strategy, Nextel will continue to emphasize the benefits to its customers of obtaining an integrated package of services consisting of mobile telephone service, two-way dispatch, paging and alphanumeric short-messaging service, and in the future, data transmission. Neither PCS system operators nor cellular operators currently provide such integrated services, but recent FCC rulings permit cellular operators to offer two-way dispatch services. If either PCS system or cellular operators do provide two-way dispatch services in the future, Nextel's competitive advantage from using such a marketing strategy may be impaired.


     Nextel currently offers its mobile telephone customers the ability to "roam" among Nextel's existing Digital Mobile network market areas, which as of June 30, 1997 represented coverage of areas in which approximately 50% of the United States population lives or works. Accordingly, Nextel will not be able to provide roaming service comparable to that currently available from cellular operators, which have roaming agreements covering each other's markets throughout the United States, unless and until nationwide Digital Mobile networks build-out is substantially completed. Additionally, PCS operators throughout the United States are expected to have agreements to permit roaming among their markets. Moreover, the cellular systems in each of Nextel's markets, as well as in the markets in which Nextel expects to provide services in the future, have been operational for a number of years, currently service a significant subscriber base and typically have significantly greater financial and other resources than those available to Nextel. As is true for cellular operators, the interconnection of subscriber units with the public switched telephone network requires Nextel to purchase certain exchange and inter-exchange services from telephone companies and certain other common carriers.



     Subscriber units on the Digital Mobile networks are not compatible with cellular or PCS systems, and vice versa. This lack of interoperability may impede Nextel's ability to attract cellular or PCS subscribers or those new mobile telephone subscribers that desire the ability to access different service providers in the same market. Nextel currently markets a multi-function subscriber unit that is (and is likely to remain) significantly more expensive than analog handsets and is (and is likely to remain) somewhat more expensive than digital cellular and PCS handsets that do not incorporate a comparable multi-function capability. Accordingly, the prices expected to be charged to Nextel for the subscriber handsets to be used by Nextel's customers will be higher than those charged to operators for analog cellular handsets and may be higher than those charged to operators for digital cellular handsets. Nextel's multi-function subscriber units, however, are competitively priced compared to multi-function (mobile telephone service and alphanumeric short-text messaging) digital cellular and PCS handsets. During the transition to digital technology, certain participants in the United States cellular industry are offering subscriber units with dual mode (analog and digital) compatibility. There can be no assurances that existing analog SMR customers will be willing to invest in new subscriber equipment necessary to migrate to the Digital Mobile networks. Over the past several years as the number of wireless communications providers in Nextel's market areas has increased, the prices of such providers' wireless service offerings to customers in those markets have generally been decreasing. The Company may encounter further market pressures to reduce its service offering prices to respond to particular short term, market specific situations (such as special introductory pricing packages that may be offered by new providers launching their service in a market) or to remain competitive in the event that wireless service providers generally continue to reduce the prices charged to their customers. Moreover, because many of the cellular operators and certain of the PCS operators in Nextel's markets have substantially greater financial resources than Nextel, such operators may be able to offer prospective customers equipment subsidies or discounts that are substantially greater than those, if any, that could be offered by Nextel and may be able to offer services to customers at prices that are below prices that Nextel is able to offer for comparable services. Thus, Nextel's ability to compete based on the price of subscriber units and service offerings will be limited. Nextel cannot predict the competitive effect that any of these factors, or any combination thereof, will have on Nextel. See "-- Forward Looking Statements."


     Cellular operators and certain PCS operators and entities that have been awarded PCS licenses each control more spectrum than is allocated for SMR service in each of the relevant market areas. Each cellular operator is licensed to operate 25 MHz of spectrum and certain PCS licensees have been licensed for 30 MHz of spectrum in the markets in which they are licensed, while no more than
21.5 MHz is available in the 800 MHz band to all SMR systems, including Nextel's systems, in those markets. The control of more spectrum gives cellular operators and such PCS licensees the potential for more system capacity, and, therefore, more subscribers, than SMR operators, including Nextel. Nextel believes that it generally has adequate spectrum to provide the capacity needed on its Digital Mobile networks for the foreseeable future. See "-- Forward Looking Statements."


     Each of the markets in which Nextel's Digital Mobile networks operate or will operate is serviced by multiple other wireless communications service providers. In each of the markets where Nextel's Digital Mobile networks operate, Nextel may compete with the two established cellular licensees in such market and as many as six PCS licensees. The FCC has described PCS as a digital, wireless communications system consisting of a variety of new mobile and portable services and technologies, using small, lightweight units. PCS services may include portable, two-way voice and data services. A substantial number of the entities that have been awarded PCS licenses are current cellular communications service providers and joint ventures of current and potential wireless communications service providers, many of which have financial resources, subscriber bases and name recognition greater than Nextel. PCS operators will likely compete with Nextel in providing some or all of the services available through Nextel's Digital Mobile networks. Additionally, Nextel expects that existing cellular service providers, some of which have been operational for a number of years and have significantly greater financial and technical resources, subscriber bases and name recognition than Nextel, will continue to upgrade their systems to provide digital wireless communications services competitive with Nextel's Digital Mobile networks. Nextel also expects to face competition from other technologies and services developed and introduced in the future. Nextel cannot predict how these technologies will develop or what impact, if any, they will have on Nextel's ability to compete for wireless communications services customers. See "-- Forward Looking Statements."



     The Company currently anticipates that it will rely more heavily on indirect distribution channels to achieve greater market penetration for its digital wireless service offerings. As the Company expands its retail subscriber base through increased reliance on indirect distribution channels, the average revenue per subscriber unit may decrease.



ABILITY TO MANAGE GROWTH



     As a result of acquisitions, the commencement of Digital Mobile network service in certain markets and increased sales in markets in which Digital Mobile network services are provided, the number of subscriber units in service on Nextel's Digital Mobile network has increased substantially over the past several years.



     The ability of Nextel to continue to add increasing numbers of subscribers on its Digital Mobile network is dependent on a variety of factors. Among the more important of such factors is Nextel's ability to successfully plan for additional system capacity in its market areas at levels adequate to accommodate anticipated new subscribers and the related increases in system usage. One important factor influencing system capacity is the amount of spectrum available to Nextel in a particular market area. Although Nextel intends to continue to pursue opportunities to acquire additional SMR spectrum in its market areas, Nextel believes that its present holdings of 800 MHz spectrum are generally adequate for the current and reasonably foreseeable operation of its Digital Mobile network.



     Additionally, Nextel requires that a sufficient quantity of cell sites, system infrastructure equipment and subscriber units, of the appropriate models and types, be available to meet the demands and preferences of potential subscribers to the Digital Mobile network. To date, Nextel has been able to secure sufficient cell sites at appropriate locations in its markets to meet planned system coverage and capacity targets, and also has been able to obtain adequate quantities of base radios and other system infrastructure equipment from Motorola and other suppliers, and adequate volumes and mix of subscriber units and related accessories from Motorola, to meet subscriber and system loading rates. Although Nextel does not currently foresee (based on, among other factors, its scheduled system construction and expansion activities and its anticipated rates of customer and service usage growth) any significant supply problems in the near term, Motorola is the sole supplier of system infrastructure equipment and subscriber units and most of the related equipment required by the Company to construct and operate its Digital Mobile network, and there can be no assurance that such supply problems or related issues will not occur in the future.



     Nextel's ability to successfully add customers on its Digital Mobile network depends upon the adequacy and efficiency of its information systems, business processes and related support functions. Nextel relies on its own fulfillment processes and related information system resources to accomplish tasks necessary to initiate service for prospective customers, such as identifying and provisioning from inventory appropriate subscriber units and desired accessories, programming subscriber units to support desired functions and features, registering subscriber units to appropriate authorized users of the Digital Mobile network and setting up appropriate customer accounts and other billing records and data.



     Due to the multiple wireless service offering packages and the need to create customized applications (for instance, programming multiple talk groups for the Direct Connect service), the length of time from customer order to commencement of service (the "activation cycle") on the Digital Mobile network has been longer than the activation cycle typically encountered for "off the shelf" cellular and PCS wireless service offerings. Nextel is currently taking steps to refine, improve and scale-up its customer and service information reporting, subscriber unit fulfillment, service activation and billing systems and processes to meet the increased demands that are expected to be associated with anticipated increases in subscriber growth and Digital Mobile network wireless systems and service utilization. The Company also is exploring alternatives to shorten its Digital Mobile network activation cycle, such as "pre-programming" subscriber units with standardized talk groups and potential development with Motorola of an "over the air" programming capability for digital subscriber units. Finally, the Company's customer service functions must continue to improve the efficiency and speed of their processes to adequately respond to the needs of a growing customer base on the Digital Mobile network. Customer reliance on Nextel's customer service functions may increase as more Digital Mobile network customers are added through indirect distribution channels.



     There can be no assurance that the back-office and support systems and processes discussed above will achieve levels of capacity, or improvements in speed and efficiency, sufficient to meet actual customer and network growth and demands, or will be able to do so on a timely basis. Any inability of the Company to timely meet Digital Mobile network capacity needs, to have access to suitable cell sites and infrastructure and subscriber equipment in any one or more of its market areas, or to develop when and as required improvements or expansions to its systems and processes adequate to meet desired levels of customer activation and demand for wireless services on the Digital Mobile network could decrease or postpone subscriber growth, thereby adversely affecting Nextel's revenues, business and prospects.


RELIANCE ON ONE PRINCIPAL SUPPLIER IN IMPLEMENTATION OF DIGITAL MOBILE NETWORKS


     Pursuant to existing equipment purchase agreements first entered into in 1991, as subsequently amended (such equipment purchase agreements, as amended, being referred to herein as the "Equipment Purchase Agreements"), between Nextel and Motorola, Motorola provides the iDEN infrastructure and subscriber handset equipment to Nextel throughout its markets. Nextel expects that it will need to rely on Motorola for the manufacture of a substantial portion of the equipment necessary to construct its Digital Mobile networks and handset equipment for the foreseeable future. The Equipment Purchase Agreements include a commitment from Nextel to purchase from Motorola a significant amount of system infrastructure equipment. Nextel has, among other things, agreed (subject to certain conditions) to purchase and install iDEN equipment during the four-year and six-year periods beginning on August 4, 1994 sufficient to cover 70% and 85%, respectively, of the United States population. In addition, subject to the applicable terms and conditions under the Second Equipment Agreement Amendment, Nextel has agreed to deploy Reconfigured iDEN technology and, until August 4, 1999 and subject to certain conditions, to purchase from Motorola at least 50% of the base radios Nextel purchases in any calendar year. See "-- Success of Nextel is Dependent on its Ability to Compete" and "-- Forward Looking Statements." Such commitments are in addition to amounts purchased from Motorola or for which Nextel or companies acquired by Nextel had placed orders with Motorola prior to August 4, 1994, which orders have become obligations of Nextel.

     The Second Equipment Agreement Amendment limits Nextel's ability, prior to October 1, 1997 without Motorola's consent, to deploy a "Switch in Technology" which, under the Second Equipment Agreement Amendment, is defined to mean a decision by Nextel before August 4, 1999 to install and use digital radio frequency technology as an alternative to iDEN on more than 25% of its SMR channels in the 806-824 MHz band in one or more of its top 20 domestic markets, or the utilization by Nextel of any of its SMR channels for voice interconnect on certain United States cellular and/or PCS radio telephony standards. After October 1, 1997, Nextel may not implement such a Switch in Technology unless (1) Nextel determines that the iDEN or Reconfigured iDEN equipment fails to meet certain performance specifications established in the Second Equipment Agreement Amendment, which failure materially adversely affects the commercial viability of the technology to provide reliable services as intended by Motorola and Nextel, and Motorola does not cure such failure within six months after receiving notice thereof, or (2) Nextel or the McCaw Investor offers to acquire the remainder of Motorola's shares of Common Stock at a per share price of at least 110% of the average of the closing prices of the Common Stock over the 30 trading days preceding the public announcement by Nextel of the decision to implement such a Switch in Technology. In either case, if Motorola manufactures (or elects to manufacture) the alternate technology Nextel elects to deploy, Nextel must purchase 50% of its infrastructure requirements and 25% of its subscriber equipment requirements from Motorola for three years, provided such equipment is competitive in price and performance to the equipment utilizing or incorporating such alternate technology then offered by other manufacturers.


     It is expected that for the next few years of Digital Mobile network operations by Nextel, Motorola and competing manufacturers who are licensed by Motorola will be the only manufacturers of subscriber equipment that is compatible with Nextel's Digital Mobile networks. The Equipment Purchase Agreements between Nextel and Motorola first entered into in 1991, as subsequently amended by, among others, the amendment entered into in connection with the Motorola Transaction (the "Prior Equipment Agreement Amendment") provide for the licensing by Motorola of interfaces relating to infrastructure and subscriber equipment and of additional manufacturers for subscriber equipment. In connection with the Second Equipment Agreement Amendment, Motorola further agreed to negotiate to enter into licenses with at least one alternative manufacturer of iDEN infrastructure equipment. Currently, however, there are no arrangements in effect with any additional manufacturers to supply Nextel with alternative sources for either iDEN system infrastructure or subscriber equipment.


NEXTEL'S PROSPECTS ARE DEPENDENT ON GOVERNMENTAL REGULATION

     The licensing, operation, acquisition and sale of Nextel's SMR businesses are regulated by the FCC. FCC regulations have undergone significant changes during the last three years and continue to evolve as new FCC rules and regulations are adopted pursuant to the Omnibus Budget Reconciliation Act of 1993 and the Telecommunications Act of 1996. Nextel's ability to conduct its business is dependent, in part, on its compliance with FCC rules and regulations. Future changes in regulation or legislation affecting Digital Mobile network service and Congress' and the FCC's recent allocation of additional Commercial Mobile Radio Services spectrum could materially adversely affect Nextel's business. See "-- Forward Looking Statements."

NEXTEL'S ASSETS PRIMARILY CONSIST OF INTANGIBLE FCC LICENSES

     Nextel's assets consist primarily of intangible assets, principally FCC licenses, the value of which will depend significantly upon the success of Nextel's business and the growth of the SMR and wireless communications industries in general. In the event of default on indebtedness or liquidation of Nextel, there can be no assurance that the value of these assets will be sufficient to satisfy its obligations. Nextel had a negative net tangible book value of $1,268,000,000 as of December 31, 1996.

NEXTEL SUSCEPTIBLE TO CONTROL BY SIGNIFICANT STOCKHOLDERS


     Based on securities ownership information relating to Nextel as of June 30, 1997, and giving effect (on such date) to the conversion of the outstanding shares of Nextel's preferred stock and Class B Non-Voting Common Stock, par value $0.001 per share (the "Non-Voting Common Stock") and the exercise in full of (i) the First Option on July 28, 1997, (ii) two additional separate options held by the McCaw Investor exercisable for periods of four and six years, respectively, from July 28, 1995, to acquire an aggregate of up to 20,000,000 shares of Common Stock at exercise prices ranging from $18.50 to $21.50 per share (such options, together with the First Option, the "McCaw Options"), (iii) the option held by Eagle River, Inc., an affiliate of the McCaw Investor ("Eagle River"), to purchase an aggregate of 1,000,000 shares of Common Stock at an exercise price of $12.25, which option vests over a five-year period from April 4, 1995 (the "Incentive Option"), (iv) the New Option issued to an affiliate of Craig O. McCaw to acquire 15,000,000 shares at $16.00 per share and 10,000,000 shares at $18.00 per share prior to July 29, 1998, (v) the options granted on July 28, 1995 to the McCaw Investor by Motorola to purchase up to 9,000,000 shares of Common Stock over a six-year period (the "McCaw Investor/Motorola Options") and (vi) a warrant held by Motorola to purchase 2,890,000 shares of Common Stock, the McCaw Investor would hold approximately 30.3% and Motorola would hold approximately 15.7% of the Common Stock that would be outstanding as of such date.


     In connection with the consummation of the McCaw Transaction and pursuant to the Securities Purchase Agreement dated as of April 4, 1995, as amended, among Nextel, the McCaw Investor and Craig O. McCaw (the "McCaw Securities Purchase Agreement"), the McCaw Investor has the right to designate not less than 25% of the Board of Directors of Nextel (the "Nextel Board"). Additionally, the McCaw Investor is entitled to have a majority of the members of the Operations Committee of the Nextel Board selected from the McCaw Investor's representatives on the Nextel Board. The Operations Committee has the authority to formulate key aspects of Nextel's business strategy, including decisions relating to the technology used by Nextel (subject to existing equipment purchase agreements), acquisitions, the creation and approval of operating and capital budgets and marketing and strategic plans, approval of financing plans, endorsement of nominees to the Nextel Board and committees thereof and nomination and oversight of certain executive officers. As a result, based upon the McCaw Investor's stock ownership position, as well as its ability to designate at least 25% of the members of the Nextel Board and control the Operations Committee, the McCaw Investor is in a position to exert significant influence over Nextel's affairs. The Nextel Board retains the authority to override actions taken or proposed to be taken by the Operations Committee, subject, in certain circumstances, to certain financial consequences. The creation and existence of the Operations Committee does not change the normal fiduciary duties of the Nextel Board, including fiduciary duties in connection with any proposal to override any action of or to terminate the Operations Committee, whether or not such action would give rise to such financial consequences. Although Motorola is entitled to nominate two directors to the Nextel Board, presently only one person designated by Motorola is a Nextel director. Pursuant to an amendment to the Agreement and Plan of Contribution and Merger dated as of April 4, 1995, by and among Nextel, Motorola and certain subsidiaries of Motorola (the "Motorola Amendment"), Motorola has agreed to support the decisions and recommendations of the Operations Committee and to vote the shares of Common Stock held by it accordingly, subject to (1) the right of any Motorola-designated Nextel directors to vote in a manner consistent with their fiduciary duties and (2) the right of Motorola to vote its shares as it determines necessary with respect to issues that conflict with Motorola's corporate ethics or that present conflicts of interest, or in order to protect the value or marketability of the shares of Common Stock held by it.


     Based upon their respective ownership positions, if the McCaw Investor and Motorola chose to act together, such parties could have a sufficient voting interest in Nextel, among other things, to (1) exert effective control over the approval of amendments to Nextel's Restated Certificate of Incorporation, as amended (the "Nextel Charter"), mergers, sales of assets or other major corporate transactions as well as other matters submitted for stockholder vote,
(2) defeat a takeover attempt and (3) otherwise control whether particular matters are submitted for a vote of the stockholders of Nextel. Although Motorola has made certain commitments as described in the last sentence of the preceding paragraph, Nextel is not aware of any current agreements among the McCaw Investor and Motorola with respect to the ownership or voting of Common Stock and neither Motorola nor the McCaw Investor has indicated to Nextel that it has any present intention to seek to exercise such control. Pursuant to the McCaw Securities Purchase Agreement, the McCaw Investor has agreed that it will not vote for any nominee to the Nextel Board other than persons it is entitled to designate under the terms of the securities it owns or of the McCaw Securities Purchase Agreement. Upon request of Nextel, the McCaw Investor has also agreed to cause shares of Common Stock, the voting of which is controlled by it or its affiliates, to be voted in a manner proportionate to the votes of other holders of Common Stock in the election of directors so designated by the Nextel Board.


     Each of the McCaw Investor and Motorola has and (subject to the terms of applicable agreements between such parties and Nextel) may have an investment or interest in entities that provide wireless telecommunications services that could potentially compete with Nextel. Under the McCaw Securities Purchase Agreement, the McCaw Investor, Craig O. McCaw and their Controlled Affiliates (as defined in the McCaw Securities Purchase Agreement) may not, for a period of time after consummation of the McCaw Transaction, participate in other two-way terrestrial-based mobile wireless communications systems in the region that includes any part of North America or South America unless such opportunities have first been presented to and rejected by Nextel in accordance with the provisions of the McCaw Securities Purchase Agreement. Such limitation is subject to certain limited exceptions, including certain existing securities holdings and relationships (and expressly including Craig O. McCaw's investment in AT&T resulting from AT&T's acquisition of McCaw Cellular, which investment may not exceed 3% of the outstanding stock of AT&T). Such restrictions terminate on the later to occur of July 28, 2000 or one year after the termination of the Operations Committee. See "-- Potential Conflict of Interest Relationship With Motorola."


POTENTIAL DILUTION FROM PENDING AND FUTURE TRANSACTIONS


     As indicated elsewhere in this Prospectus, Nextel has commitments, and from time to time may enter into additional commitments, to issue a substantial number of new shares of Common Stock. The shares that are subject to such issuance commitments, to a large degree, either will be issued in registered transactions and thus will be freely tradeable, or will be subject to grants of registration rights which, if and when exercised, would result in such shares becoming freely tradeable. Additionally, to incur debt in excess of permitted debt levels prior to January 1, 2000, pursuant to the amendments to the Nextel Indentures as described above (see "Summary -- A. The Company -- Recent Developments -- Consent Solicitation"), Nextel would be required to issue new equity.



     As of June 30, 1997, there were approximately 266,553,585 shares of Common Stock outstanding (assuming the conversion of the outstanding shares of Nextel's Non-Voting Common Stock and Nextel's preferred stock), on a primary, rather than a fully diluted, basis, and approximately 356,433,335 shares of Common Stock would have been outstanding assuming the exercise of all options (including employee options, warrants initially issued to Motorola to purchase 3,000,000 shares, the options to purchase an aggregate of 36,000,000 shares pursuant to the McCaw Options and the Incentive Option and an aggregate of 25,000,000 shares pursuant to the New Option), warrants and other existing rights to acquire Common Stock outstanding on such date.



     On April 29, 1996, the Commission declared effective Nextel's registration statement on Form S-4, covering 10,000,000 shares of Common Stock, or warrants to acquire such shares, which contemplates issuances from time to time on a "shelf" basis in accordance with Rule 415(a)(1)(viii) promulgated under the Securities Act in connection with acquisitions of other businesses, properties or securities in business combination transactions. As of the date hereof, Nextel has issued 186,621 shares of Common Stock pursuant to such registration statement. In addition, Nextel has filed a registration statement on Form S-4 covering up to 9,221,523 shares of Common Stock in connection with the potential acquisition of Pittencrieff Communications, Inc.


     Pursuant to the McCaw Securities Purchase Agreement, the McCaw Investor was granted anti-dilutive rights with respect to certain Nextel share issuances (the "McCaw Purchase Right"). An increase in the number of shares of Common Stock that will become available for sale in the public market may adversely affect the market price of Common Stock.


SHARES ELIGIBLE FOR FUTURE SALE


     Existing holders of Common Stock generally may freely resell their shares except to the extent that they are deemed to be affiliates of Nextel or certain predecessor companies for purposes of Rule 144 or Rule 145 promulgated under the Securities Act. Nextel has also granted registration rights with respect to a significant number of its shares outstanding on a fully diluted basis, including shares of Common Stock issuable upon conversion of securities issued in, or upon exercise of options granted in, the Motorola Transaction and the McCaw Transaction. The exercise of registration rights by persons entitled thereto would permit such persons to sell such shares without regard to the limitations of Rule 144. An increase in the number of shares of Common Stock that will become available for sale in the public market may adversely affect the market price of Common Stock.


DIVIDEND POLICY LIMITS EXPECTATION OF FUTURE DIVIDENDS

     Nextel has not paid any dividends on Common Stock and does not plan to pay dividends on Common Stock for the foreseeable future. The Nextel Indentures, the Bank Credit Agreement and the Vendor Credit Agreement presently prohibit, and are expected to operate so as to continue to prohibit, Nextel from paying dividends. In addition, the collateral security mechanisms and related provisions associated with the Bank and Vendor Credit Facilities limit the amount of cash available to make dividends, loans and cash distributions to Nextel from Nextel's subsidiaries that operate Digital Mobile networks in Nextel's markets. Accordingly, while such restrictions are in place, any profits generated by such subsidiaries will not be available to Nextel for, among other purposes, payment of dividends.

POTENTIAL CONFLICT OF INTEREST RELATIONSHIP WITH MOTOROLA


     Motorola and its affiliates have and currently are engaged in wireless communications businesses, and may in the future engage in additional such businesses, which are or may be competitive with some or all of the services offered by Nextel's Digital Mobile networks, although the Motorola Land Mobile Products Sector ("Motorola LMPS") may not, prior to July 28, 1998, make use (with certain limited exceptions) of the customer lists conveyed by Motorola to ESMR in connection with the Motorola Transaction to solicit subscribers for any 800 MHz SMR commercial mobile voice business owned or managed by Motorola LMPS in the continental United States. Pursuant to the Second Equipment Agreement Amendment, Motorola has agreed that until July 1998, Motorola LMPS will not solicit other iDEN customers and neither Motorola LMPS nor Motorola's credit corporation subsidiary will make any equity investment in, or provide equipment/vendor financing to, certain iDEN customers with respect to purchases of iDEN equipment.


     In light of the competitive posture of Motorola, Nextel and Motorola have agreed that any information relating to Nextel's business plans and projections will be used by Motorola only for purposes of ensuring compliance with Nextel's obligations under the various equipment purchase agreements and financing agreements between Nextel and Motorola. Motorola has designated one director to the Nextel Board and, hence, such director has access to Nextel's business plans subject to certain confidentiality restrictions.

     Although Nextel believes that its equipment purchase and financing relationship with Motorola has been structured to reflect the realities of purchasing and borrowing from a competitor, there can be no assurance that the potential conflict of interest will not adversely affect Nextel in the future. Moreover, Motorola's role as a significant stockholder of Nextel, in addition to its role as a major creditor and supplier, also creates potential conflicts of interest, particularly with regard to significant transactions.

CONCERNS ABOUT MOBILE COMMUNICATIONS HEALTH RISK MAY AFFECT PROSPECTS OF NEXTEL


     Allegations have been made, but not proven, that the use of portable mobile communications devices may pose health risks due to radio frequency emissions from such devices. Studies performed by wireless telephone equipment manufacturers have investigated these allegations, and a major industry trade association and certain governmental agencies have stated publicly that the use of such phones poses no undue health risk. The actual or perceived risk of mobile communications devices could adversely affect Nextel through a reduced subscriber growth rate, a reduction in subscribers, reduced network usage per subscriber or through reduced financing available to the mobile communications industry.

FORWARD LOOKING STATEMENTS


     "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: A number of the matters and subject areas discussed in the foregoing "Risk Factors" section that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from Nextel's actual future experience involving any one or more of such matters and subject areas. Nextel has attempted to identify, in context, certain of the factors that it currently believes may cause actual future experience and results to differ from Nextel's current expectations regarding the relevant matter or subject area. The operation and results of Nextel's wireless communications business also may be subject to the effect of other risks and uncertainties in addition to the relevant qualifying factors identified elsewhere in the foregoing "Risk Factors" section, including, but not limited to, general economic conditions in the geographic areas and occupational market segments that Nextel is targeting for its Digital Mobile network service, the availability of adequate quantities of system infrastructure and subscriber equipment and components to meet Nextel's service deployment and marketing plans and customer demand, the success of efforts to improve and satisfactorily address any issues relating to Digital Mobile system performance, the successful nationwide deployment of the Reconfigured iDEN technology, the ability to achieve market penetration and average subscriber revenue levels sufficient to provide financial viability to the Digital Mobile network business, Nextel's ability to timely and successfully accomplish required scale-up of its billing, customer care and similar back-room operations to keep pace with customer growth and increased system usage, access to sufficient debt or equity capital to meet Nextel's operating and financing needs, the quality and price of similar or comparable wireless communications services offered or to be offered by Nextel's competitors, including providers of cellular and PCS service, future legislative or regulatory actions relating to SMR services, other wireless communications services or telecommunications generally and other risks and uncertainties described from time to time in Nextel's reports filed with the Commission, including the Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.


                                USE OF PROCEEDS


     The net proceeds of the Offering, at an assumed public offering price of $16.1364 per Share, are estimated to be approximately $67,065,700, after deducting estimated expenses of the Offering, assuming that all Consenting Holders elect to subscribe for Shares. There can be no assurance that any Shares will be sold in the Offering. The Company intends to use the net proceeds of the Offering for general corporate purposes.

                           CERTAIN MARKET INFORMATION

     The Common Stock is traded on the Nasdaq NM under the symbol "NXTL." Prior to February 3, 1997, the Common Stock traded under the symbol "CALL." The table below presents the quarterly high and low sale prices for the Common Stock as furnished by The Nasdaq Stock Market for the periods indicated.


YEAR ENDED DECEMBER 31:                                        HIGH       LOW
-----------------------                                        ----       ---
1995
  First Quarter.............................................  $15.625   $ 9.375
  Second Quarter............................................   18.000    13.000
  Third Quarter.............................................   21.750    14.000
  Fourth Quarter............................................   18.125    13.875
1996
  First Quarter.............................................   18.875    13.500
  Second Quarter............................................   23.375    16.750
  Third Quarter.............................................   20.250    14.375
  Fourth Quarter............................................   18.500    12.750
1997
  First Quarter.............................................   15.750    12.875
  Second Quarter............................................   19.188    12.250
  Third Quarter (through August   , 1997)...................



     As of June 30, 1997, there were approximately 3,066 holders of record of shares of Common Stock. As of June 30, 1997, there was one holder of record of shares of Nextel Non-Voting Common Stock, for which there is no established public trading market, but which under certain circumstances may be converted into an identical number of shares of Common Stock.

        SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth, as of June 30, 1997 (the "Ownership Date"), the amount and percentage of shares of each class of Nextel's capital stock that are deemed under the rules of the Commission to be "beneficially owned" by (i) each director of Nextel, (ii) the Chief Executive Officer and each of the four other most highly compensated executive officers of Nextel for the year ended December 31, 1996, (iii) all directors and executive officers of Nextel as a group and (iv) each person or "group" (as such term is used in Section 13(d)(3) of the Exchange Act) known by Nextel to be the beneficial owner of more than five percent of the outstanding shares of each class of Nextel's capital stock.



                                       TITLE OF CLASS OF        AMOUNT AND NATURE
                                         THE COMPANY'S            OF BENEFICIAL     APPROXIMATE %
NAME OF BENEFICIAL OWNER                 CAPITAL STOCK            OWNERSHIP(1)       OF CLASS(2)
------------------------               -----------------        -----------------   -------------
Daniel F. Akerson...................  Class A Common Stock            200,000(3)            *
Brian D. McAuley....................  Class A Common Stock          1,429,785(4)            *
Morgan E. O'Brien...................  Class A Common Stock          1,206,476(5)            *
Keith J. Bane.......................  Class A Common Stock                  0(6)            *
Robert Cooper.......................  Class A Common Stock             50,000               *
Timothy M. Donahue..................  Class A Common Stock             76,000(7)            *
William E. Conway, Jr...............  Class A Common Stock             97,865(8)            *
Craig O. McCaw......................  Class A Common Stock         92,483,723(9)         28.3%
Keisuke Nakasaki....................  Class A Common Stock                  0(10)           *
Masaaki Torimoto....................  Class A Common Stock                  0(11)           *
Dennis M. Weibling..................  Class A Common Stock         92,483,723(12)        28.3
Robert S. Foosaner..................  Class A Common Stock            242,000(13)           *
All directors and executive officers
  as a group (21 persons)...........  Class A Common Stock         96,004,838(14)        29.2
5% Stockholders:
------------------------------------
Digital Radio, L.L.C................  Class A Common Stock         92,483,723(15)        28.3
  2320 Carillon Point                 Class A Preferred
                                      Stock                         8,163,265           100.0
  Kirkland, Washington 98033........  Class B Preferred
                                      Stock                                82           100.0
Motorola, Inc.......................  Class A Common Stock         60,890,000(16)        22.6
  1303 East Algonquin Road            Class B Common Stock         17,830,000           100.0
  Schaumburg, Illinois 60196
Putnam Investments, Inc.............  Class A Common Stock         15,340,145(17)         5.8
  1 P.O. Box Square
  Boston, Massachusetts 02109


---------------

   * Less than one percent (1%).
 (1) Under the rules of the Commission, a person is deemed to be the beneficial owner of a security if such person, directly or indirectly, has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days of the Ownership Date. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated by footnote, the named individuals have sole voting and investment power with respect to the shares of Nextel's capital stock beneficially owned.
 (2) Represents the voting power of the number of shares of each of class of capital stock beneficially owned as of the Ownership Date by each named person or group, expressed as a percentage of (a) all shares of Nextel's capital stock of the indicated class actually outstanding as of such date (in the case of the Class A Common Stock, giving effect to the conversion of Nextel's preferred stock and Nextel's Non-Voting Common Stock), plus (b) all other shares of capital stock deemed outstanding as of such date pursuant to Rule 13d-3(d)(1) under the Exchange Act.

 (3) Includes 200,000 shares of Class A Common Stock obtainable as of the Ownership Date or within 60 days thereafter by Mr. Akerson upon the exercise of non-qualified stock options.
 (4) Includes 454,000 shares of Class A Common Stock obtainable as of the Ownership Date or within 60 days thereafter by Mr. McAuley upon the exercise of nonqualified stock options. Also includes ownership of 18,000 shares of Class A Common Stock that are held by Mr. McAuley's minor children. Mr. McAuley resigned from the Company's Board of Directors and as an executive officer of the Company as of January 8, 1997.

 (5) Includes 553,477 shares of Class A Common Stock obtainable as of the Ownership Date or within 60 days thereafter by Mr. O'Brien upon the exercise of nonqualified stock options.


 (6) Mr. Bane, who is Executive Vice President and President, Americas Region of Motorola, disclaims beneficial ownership of all securities of Nextel held by Motorola. See note 16.

 (7) Includes 75,000 shares of Class A Common Stock obtainable as of the Ownership Date or within 60 days thereafter by Mr. Donahue upon the exercise of non-qualified stock options.
 (8) Includes 1,667 shares of Class A Common Stock obtainable as of the Ownership Date or within 60 days thereafter by Mr. Conway upon the exercise of non-qualified stock options.
 (9) Mr. McCaw, who is an equity owner and controlling person of the McCaw Investor, disclaims beneficial ownership of all securities of Nextel held by the McCaw Investor, except to the extent of his pecuniary interest therein. See note 15.
(10) Mr. Nakasaki, who is President and Chief Executive Officer of NTT America, Inc., a subsidiary of Nippon Telegraph and Telephone Corporation ("NTT"), disclaims beneficial ownership of all shares of Class A Common Stock held by NTT. As of the Ownership Date, NTT held 1,532,959 shares.
(11) Mr. Torimoto, who is Vice President of Panasonic Communications and Systems Company, disclaims beneficial ownership of all shares of Class A Common Stock held by Matsushita Communication Industrial Co., Ltd. ("Matsushita"). As of the Ownership Date, Matsushita held 3,000,000 shares.
(12) Mr. Weibling, who is President of Eagle River, an affiliate of the McCaw Investor, disclaims beneficial ownership of all securities of Nextel held by the McCaw Investor, except to the extent of his pecuniary interest therein. See note 15.
(13) Includes 192,000 shares of Class A Common Stock obtainable as of the Ownership Date or within 60 days thereafter by Mr. Foosaner upon the exercise of non-qualified stock options.

(14) Includes an aggregate of 1,651,894 shares of Class A Common Stock obtainable as of the Ownership Date or within 60 days thereafter by directors and executive officers as a group upon the exercise of non-qualified stock options or other stock purchase rights. See also notes 15 and 16.


(15) Comprised of (i) 5,593,846 shares of Class A Common Stock beneficially owned by the McCaw Investor, (ii) 35,000,000 shares of Class A Common Stock obtainable as of the Ownership Date or within 60 days thereafter upon the exercise of certain options, (iii) 400,000 shares of Class A Common Stock obtainable as of the Ownership Date or within 60 days thereafter upon the exercise of a portion of the Incentive Option granted to Eagle River, (iv) 24,489,877 shares of Class A Common Stock, which represents the conversion of the 8,163,265 shares of Class A Preferred Stock and the 82 shares of Nextel's Class B Preferred Stock held by the McCaw Investor, (v) 25,000,000 shares of Class A Common Stock issuable pursuant to the New Option issued to an affiliate of Craig O. McCaw as of June 16, 1997 and (vi) 2,000,000 shares of Class A Common Stock issuable pursuant to an option issued to the McCaw Investor by Motorola. See Note 16.


(16) Assuming conversion of the Non-Voting Common Stock held by Motorola. Comprised of (i) 40,170,000 shares of Class A Common Stock beneficially owned by Motorola, (ii) 17,830,000 shares of Non-Voting Common Stock beneficially owned by Motorola and (iii) 2,890,000 shares of Class A Common Stock obtainable as of the Ownership Date or within 60 days thereafter upon exercise of a warrant. Motorola granted the McCaw Investor an option to acquire 9,000,000 shares included herein, 2,000,000 shares of which are purchaseable for a thirty day period commencing July 28, 1997. Does not give effect to the potential exercise of such option.


(17) As reported in the most recent Schedule 13G filed by Putnam Investments, Inc. ("Putnam"), Putnam does not have sole voting power over the shares of Class A Common Stock beneficially owned by Putnam.

                        DETERMINATION OF OFFERING PRICE


     The offering price of the Shares, which was established in part based upon indications of interest by parties representing certain holders of the Nextel Notes to certain representatives of Nextel in conjunction with the Consent Solicitation, was calculated at an amount equal to 10/11 of the arithmetic average of the closing bid and ask prices (but in neither case being more than $0.25 greater or less than the actual last sale price) for a share of Common Stock as reported on the Nasdaq NM for the consecutive trading day period beginning on June 6, 1997 and ending on June 20, 1997.


                              PLAN OF DISTRIBUTION


     The Shares are offered exclusively to Consenting Holders subject to the terms and conditions set forth herein and in the accompanying Subscription Form. In order to subscribe for Shares, a Consenting Holder must properly complete and execute the Subscription Form and tender the purchase price to the Company, all in the manner contemplated therein and herein on or before the Expiration Date. A Consenting Holder may subscribe only for the maximum number of Shares (rounded down to the nearest whole share) purchasable for the aggregate Consent Payment received by such holder as a result of the Consent Solicitation. Consenting Holders who subscribe for Shares will be required to agree that such Shares may not be transferred, subject to certain limited exceptions, prior to January 1, 1998 and to the placement of a legend to such effect on the certificates representing such Shares.



     Nextel reserves the right (i) to extend the Offering at any time or from time to time and (ii) to amend, at any time prior to the Expiration Date, the terms of the Offering (other than the purchase price per share) by oral or written notice to the Trustee. Notice of any such extension of the Expiration Date or amendment of the terms of the Offering shall be provided as promptly as practicable to Consenting Holders in writing or by making a public announcement, including, but not limited to, by press release to the Dow Jones News Service.


                               VALIDITY OF SHARES

     The validity of the Shares offered hereby will be passed upon for Nextel by Jones, Day, Reavis & Pogue, Atlanta, Georgia.

                                    EXPERTS

     The consolidated financial statements and related financial statement schedules of Nextel incorporated in this Prospectus by reference from Nextel's Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

======================================================

  NO DEALER, SALES PERSON, OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER OF SECURITIES DESCRIBED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR OF ANY OF SUCH SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE TO ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................   ii
Incorporation of Certain Information
  by Reference........................   ii
Summary...............................    1
Risk Factors..........................    7
Use of Proceeds.......................   21
Certain Market Information............   22
Securities Ownership of Certain
  Beneficial Owners and Management....   23
Determination of Offering Price.......   25
Plan of Distribution..................   25
Validity of Shares....................   25
Experts...............................   25


======================================================

======================================================

                                4,161,442 SHARES


                              CLASS A COMMON STOCK

                          NEXTEL COMMUNICATIONS, INC.

                           -------------------------
                                   PROSPECTUS
                           -------------------------

                                AUGUST   , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Estimated expenses in connection with the issuance and distribution of the securities to be registered are as follows:


Registration Fee............................................  $20,455
Legal Fees and Expenses.....................................   40,000
Accounting Fees and Expenses................................   20,000
Miscellaneous...............................................    4,545
                                                              -------
          Total.............................................  $85,000
                                                              =======


     All such expenses will be paid by Nextel.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Set forth below is a description of certain provisions of the Restated Certificate of Incorporation, (the "Nextel Charter"), of Nextel Communications, Inc. ("New Nextel," and, together with "Old Nextel," its predecessor corporation of the same name, "Nextel"), the Amended and Restated By-laws of Nextel (the "Nextel By-laws") and the Delaware General Corporation Law (the "DGCL"). This description is intended as a summary only and is qualified in its entirety by reference to the Nextel Charter, the Nextel By-laws and the DGCL.

     Elimination of Liability in Certain Circumstances. The Nextel Charter provides that, to the full extent provided by law, a director will not be personally liable to Nextel or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director. The DGCL provides that a corporation may limit or eliminate a director's personal liability for monetary damages to the corporation or its stockholders, except for liability (i) for any breach of the director's duty of loyalty to such corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

     While Article 7 of the Nextel Charter provides directors with protection from awards for monetary damages for breaches of the duty of care, it does not eliminate the directors' duty of care. Accordingly, Article 7 will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of the duty of care. The provisions of
Article 7 as described above apply to officers of Nextel only if they are directors of Nextel and are acting in their capacity as directors, and does not apply to officers of Nextel who are not directors.

     Indemnification and Insurance. Under the DGCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

     Article 6 of the Nextel Charter and Article VII of the Nextel By-laws provide to directors and officers indemnification to the full extent provided by law, thereby affording the directors and officers of Nextel the protections available to directors and officers of Delaware corporations. Article VII of the Nextel By-laws also provides that expenses incurred by a person in defending a civil or criminal action, suit or proceeding by reason of the fact that he or she is or was a director or officer shall be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Nextel as authorized by relevant Delaware law. Nextel has obtained directors and officers liability insurance providing coverage to its directors and officers.

     On September 12, 1991, the Board of Directors of Nextel unanimously adopted resolutions authorizing Nextel to enter into an Indemnification Agreement (the "Indemnification Agreement") with each director of Nextel. Nextel has entered into an Indemnification Agreement with each of the directors other than its three most recently elected directors, Daniel F. Akerson, Timothy M. Donahue and William E. Conway, Jr.

     One of the purposes of the Indemnification Agreements is to attempt to specify the extent to which persons entitled to indemnification thereunder (the "Indemnitees") may receive indemnification under circumstances in which indemnity would not otherwise be provided by the DGCL. Pursuant to the Indemnification Agreements, an Indemnitee is entitled to indemnification as provided by Section 145 of the DGCL and to indemnification for any amount which the Indemnitee is or becomes legally obligated to pay relating to or arising out of any claim made against such person because of any act, failure to act or neglect or breach of duty, including any actual or alleged error, misstatement or misleading statement, which such person commits, suffers, permits or acquiesces in while acting in the Indemnitee's position with Nextel. The Indemnification Agreements are in addition to and are not intended to limit any rights of indemnification which are available under the Nextel Charter or the Nextel By-laws, any policy of insurance or otherwise. Nextel is not required under the Indemnification Agreements to make payments in excess of those expressly provided for in the DGCL in connection with any claim against the
Indemnitee:

          (i) which results in a final, nonappealable order directing the Indemnitee to pay a fine or similar governmental imposition which Nextel is prohibited by applicable law from paying; or

          (ii) based upon or attributable to the Indemnitee gaining in fact a personal profit to which he was not legally entitled including, without limitation, profits made from the purchase and sale by the Indemnitee of equity securities of Nextel which are recoverable by Nextel pursuant to
     Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and profits arising from transactions in publicly traded securities of Nextel which were effected by the Indemnitee in violation of
     Section 10(b) of the Exchange Act or Rule 10b-5 promulgated thereunder.

     In addition to the rights to indemnification specified therein, the Indemnification Agreements are intended to increase the certainty of receipt by the Indemnitee of the benefits to which he or she is entitled by providing specific procedures relating to indemnification.

     The Indemnification Agreements are also intended to provide increased assurance of indemnification by prohibiting Nextel from adopting any amendment to the Nextel Charter or the Nextel By-laws which would have the effect of denying, diminishing or encumbering the Indemnitee's rights pursuant thereto or to the DGCL or any other law as applied to any act or failure to act occurring in whole or in part prior to the effective date of such amendment.

ITEM 16.  EXHIBITS.

     Pursuant to Item 601 of Regulation S-K, 17 C.F.R.
sec. 229.601(b)(4)(iii)(A), Nextel has excluded from Exhibit No. 4 instruments defining the rights of holders of long-term debt with respect to debt that does not exceed 10% of the total assets of Nextel. Nextel agrees to furnish copies of such instruments to the Commission upon request.

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
  4.1     --   Restated Certificate of Incorporation of Nextel (filed on
               July 31, 1995 as Exhibits No. 4.1.1 and 4.1.2 to Nextel's
               Post-Effective Amendment No. 1 on Form S-8 to Registration
               Statement No. 33-91716 on Form S-4 (the "Nextel S-8
               Registration Statement") and incorporated herein by
               reference).

  4.2     --   Amended and Restated By-laws of Nextel (filed on July 31,
               1995 as Exhibit No. 4.2 to the Nextel S-8 Registration
               Statement and incorporated herein by reference).

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
  4.3     --   Indenture between Old Nextel and The Bank of New York, as
               Trustee, dated August 15, 1993 (the "August Indenture")
               (filed on December 23, 1993 as Exhibit No. 4.13 to the
               Registration Statement on Form S-4 of the Company, No.
               33-73388 and incorporated herein by reference).
  4.4     --   Form of Note issued pursuant to the August Indenture
               (included in Exhibit No. 4.3).
  4.5     --   Indenture between Old Nextel and The Bank of New York, as
               Trustee, dated as of February 15, 1994 (the "February
               Indenture") (filed on March 1, 1994 as Exhibit No. 4.1 to
               the Form 8-K Current Report of Old Nextel dated February 16,
               1994 and incorporated herein by reference).
  4.6     --   Form of Note issued pursuant to the February Indenture
               (included in Exhibit No. 4.5).
  4.7     --   Supplemental Indenture, dated as of June 30, 1995 to the
               August Indenture between Old Nextel and The Bank of New York
               (filed on November 14, 1995 as Exhibit 4.1 to the Quarterly
               Report on Form 10-Q of Nextel for the quarter ended
               September 30, 1995 and incorporated herein by reference).
  4.8     --   Supplemental Indenture, dated as of June 30, 1995 to the
               February Indenture between Old Nextel and The Bank of New
               York (filed on November 14, 1995 as Exhibit 4.2 to the
               Quarterly Report on Form 10-Q of Nextel for the quarter
               ended September 30, 1995 and incorporated herein by
               reference).
  4.9     --   Second Supplemental Indenture, dated as of July 28, 1995
               between ESMR (now known as Nextel), as Successor by Merger to Old Nextel and The Bank of New York (relating to the
               August Indenture) (filed on November 14, 1995 as Exhibit 4.3 to the Quarterly Report on Form 10-Q of Nextel for the
               quarter ended September 30, 1995 and incorporated herein by reference).
  4.10    --   Second Supplemental Indenture, dated as of July 28, 1995
               between ESMR (now known as Nextel), as Successor by Merger to Old Nextel and The Bank of New York (relating to the
               February Indenture) (filed on November 14, 1995 as Exhibit
               4.4 to the Quarterly Report on Form 10-Q of Nextel for the
               quarter ended September 30, 1995 and incorporated herein by reference).
  4.11    --   Third Supplemental Indenture, dated as of June 13, 1997
               between Nextel and The Bank of New York (relating to the
               August Indenture) (filed on June 17, 1997 as Exhibit 4.1 to
               Nextel's Current Report on Form 8-K dated June 17, 1997 (the
               "June 17 Form 8-K") and incorporated herein by reference).
  4.12    --   Third Supplemental Indenture, dated as of June 13, 1997
               between Nextel and The Bank of New York (relating to the
               February Indenture) (filed on June 17, 1997 as Exhibit 4.2 to the June 17 Form 8-K and incorporated herein by
               reference).
  4.13    --   Indenture for Senior Redeemable Discount Notes due 2004,
               dated as of January 13, 1994, between OneComm (formerly
               called CenCall Communications Corp.) and The Bank of New
               York (the "OneComm Indenture") (filed on June 7, 1995 as
               Exhibit No. 99.2 to Old Nextel's Registration Statement No.
               33-93182 on Form S-4 (the "OneComm S-4 Registration
               Statement") and incorporated herein by reference).
  4.14    --   Form of Note issued pursuant to the OneComm Indenture
               (included in Exhibit 4.11).
  4.15    --   Supplemental Indenture dated as of June 30, 1995 to the
               OneComm Indenture between OneComm (formerly called CenCall
               Communications Corp.) and The Bank of New York (filed on
               November 14, 1995 as Exhibit 10.12 to the Form 10-Q for the
               quarter ended September 30, 1995 and incorporated herein by reference).
  4.16    --   Second Supplemental Indenture dated as of July 28, 1995
               between Nextel (formerly known as ESMR, Inc.), as successor to OneComm, and The Bank of New York (relating to the
               OneComm Indenture) (filed on November 14, 1995 as Exhibit
               10.13 to the Form 10-Q for the quarter ended September 30,
               1995 and incorporated herein by reference).
  4.17    --   Third Supplemental Indenture, dated as of June 13, 1997
               between Nextel and The Bank of New York (relating to the
               OneComm Indenture) (filed on June 17, 1997 as Exhibit 4.5 to the June 17 Form 8-K and incorporated herein by reference).

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
  4.18    --   Indenture for Senior Redeemable Discount Notes due 2004,
               dated as of April 25, 1994, between Dial Call and The Bank of New York (the "2004 Indenture") (filed on June 7, 1995 as
               Exhibit 99.4 to the OneComm S-4 Registration Statement and
               incorporated herein by reference).
  4.19    --   Supplemental Indenture, dated as of August 7, 1995, to the
               2004 Indenture between Dial Call and The Bank of New York
               (filed on December 5, 1995 as Exhibit 99.3 to Nextel's
               Registration Statement No. 33-80021 on Form S-4 (the "Dial
               Page S-4 Registration Statement") and incorporated herein by reference).
  4.20    --   Second Supplemental Indenture, dated as of January 30, 1996, to the 2004 Indenture between Dial Page (as successor to
               Dial Call) and The Bank of New York (filed on April 1, 1996 as Exhibit 4.26 to the Annual Report on Form 10-K of Nextel
               for the year ended December 31, 1995 (the "1995 Form 10-K")
               and incorporated herein by reference).
  4.21    --   Third Supplemental Indenture, dated as of January 30, 1996, to the 2004 Indenture between Nextel (as successor to Dial
               Page) and The Bank of New York (filed on April 1, 1996 as
               Exhibit 4.27 to the 1995 Form 10-K and incorporated herein by reference).
  4.22    --   Fourth Supplemental Indenture, dated as of June 13, 1997
               between Nextel and The Bank of New York (relating to the
               2004 Indenture) (filed on June 17, 1997 as Exhibit 4.3 to
               the June 17 Form 8-K and incorporated herein by reference).
  4.23    --   Indenture for Senior Discount Notes due 2005, dated as of
               December 22, 1993, between Dial Call and The Bank of New
               York (the "2005 Indenture") (filed as Exhibit 99.3 to the
               OneComm S-4 Registration Statement and incorporated herein by reference).
  4.24    --   Supplemental Indenture, dated as of April 15, 1994, to the
               2005 Indenture between Dial Call and The Bank of New York
               (filed on April 1, 1996 as Exhibit 4.29 to the 1995 Form
               10-K and incorporated herein by reference).
  4.25    --   Supplemental Indenture, dated as of June 30, 1995, to the
               2005 Indenture between Dial Call and The Bank of New York
               (filed on December 5, 1995 as Exhibit 99.4 to the Dial Page
               S-4 Registration Statement and incorporated herein by
               reference).
  4.26    --   Third Supplemental Indenture, dated as of January 30, 1996, to the 2005 Indenture between Dial Page (as successor to
               Dial Call) and The Bank of New York (filed on April 1, 1996 as Exhibit 4.31 to the 1995 Form 10-K and incorporated
               herein by reference).
  4.27    --   Fourth Supplemental Indenture, dated as of January 30, 1996, to the 2005 Indenture between Nextel (as successor to Dial
               Page) and The Bank of New York (filed on April 1, 1996 as
               Exhibit 4.32 to the 1995 Form 10-K and incorporated herein by reference).
  4.28    --   Fifth Supplemental Indenture, dated as of June 13, 1997
               between Nextel and The Bank of New York (relating to the
               2005 Indenture) (filed on June 17, 1997 as Exhibit 4.4 to
               the June 17 Form 8-K and incorporated herein by reference).
  4.29    --   Indenture for Senior Discount Notes due 2007, dated as of
               March 6, 1997, between McCaw International and The Bank of
               New York, as Trustee (the "McCaw Indenture") (filed on March
               31, 1997 as Exhibit 4.24 to Nextel's Annual Report on Form
               10-K for the year ended December 31, 1996 (the "1996 Form
               10-K") and incorporated herein by reference).
  4.30    --   Form of Note issued pursuant to the McCaw Indenture
               (included in Exhibit 4.24).
  4.31    --   Warrant Agreement, dated as of March 6, 1997, between McCaw
               International and The Bank of New York (filed on March 31,
               1997 as Exhibit 4.26 to the 1996 Form 10-K and incorporated herein by reference).
  4.32    --   Credit Agreement dated as of September 27, 1996 among
               Nextel, Nextel Finance Company, the Restricted Companies
               party thereto, the Lenders party thereto, Toronto-Dominion
               (Texas) Inc., as Administrative Agent, and The Chase
               Manhattan Bank, as Collateral Agent (the "Bank Credit
               Agreement") (filed on October 1, 1996 as Exhibit 99.1 to
               Nextel's Current Report on Form 8-K dated September 27, 1996
               (the "September 27 Form 8-K") and incorporated herein by
               reference).
  4.33    --   Amendment No. 1 dated as of March 24, 1997 to the Bank
               Credit Agreement (filed on July 9, 1997 as Exhibit 99.1 to
               Nextel's Current Report on Form 8-K dated July 9, 1997 (the
               "July 9 Form 8-K") and incorporated herein by reference).

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
  4.34    --   Amended, Restated and Consolidated Credit Agreement dated as of September 27, 1996 among Nextel, NFC, the Restricted
               Companies party thereto and the Vendors party thereto (the
               "Vendor Credit Agreement") (filed on October 1, 1996 as
               Exhibit 99.2 to the September 27 Form 8-K and incorporated herein by reference).
  4.35    --   Amendment No. 1 dated as of March 24, 1997 to Vendor Credit
               Agreement (filed on July 9, 1997 as Exhibit 99.2 to the July
               9 Form 8-K and incorporated herein by reference).
  4.36    --   Option Exercise and Lending Commitment Agreement by and
               between Nextel and Digital Radio, L.L.C., dated as of June
               16, 1997 (filed on July 9, 1997 as Exhibit 10.1 to the July
               9 Form 8-K and incorporated herein by reference).
  4.37    --   Option Purchase Agreement by and among Nextel and
               Unrestricted Subsidiary Funding Company and Option
               Acquisition, L.L.C., dated as of June 16, 1997 (filed on
               July 9, 1997 as Exhibit 10.3 to the July 9 Form 8-K and
               incorporated herein by reference).
  4.38    --   Option Agreement (First New Option) by and between Option
               Acquisition, L.L.C. and Nextel, dated as of June 18, 1997
               (filed on July 9, 1997 as Exhibit 10.4 to the July 9 Form
               8-K and incorporated herein by reference).
  4.39    --   Option Agreement (Second New Option) by and between Option
               Acquisition, L.L.C. and Nextel, dated as of June 18, 1997
               (filed on July 9, 1997 as Exhibit 10.5 to the July 9 Form
               8-K and incorporated herein by reference).
  4.40    --   Certificate of Designation for 13% Series D Exchangeable
               Preferred Stock (filed on July 22, 1997 as Exhibit 4.1 to
               Nextel's Current Report on Form 8-K dated July 21, 1997 and incorporated herein by reference).
 +4.41    --   Amendment No. 2 dated as of June 3, 1997 to the Bank Credit
               Agreement.
 +4.42    --   Amendment No. 2 dated as of June 3, 1997 to the Vendor
               Credit Agreement.
 +5       --   Opinion of Jones, Day, Reavis & Pogue re validity.
 23.1     --   Consent of Jones, Day, Reavis & Pogue (included in Exhibit
               5).
+23.2     --   Consent of Deloitte & Touche LLP.
*24       --   Powers of Attorney
+99       --   Form of Subscription Form


---------------


* Previously filed.


+ Filed herewith.


ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean, in the Commonwealth of Virginia, on the 4th day of August, 1997.


                                          Nextel Communications, Inc.

                                          By:     /s/ THOMAS J. SIDMAN
                                            ------------------------------------
                                                      Thomas J. Sidman
                                             Vice President and General Counsel


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated:



                        NAME                                       TITLE                    DATE
                        ----                                       -----                    ----

                          *                            Chairman of the Board, Chief
-----------------------------------------------------    Executive Officer and
                  Daniel F. Akerson                      Director (Principal
                                                         Executive Officer)

                          *                            Vice President and Chief
-----------------------------------------------------    Financial Officer (Principal
                 Steven M. Shindler                      Financial Officer)

                          *                            Vice President and Controller
-----------------------------------------------------    (Principal Accounting
                  William G. Arendt                      Officer)

                          *                            Vice Chairman of the Board and
-----------------------------------------------------    Director
                  Morgan E. O'Brien

                          *                            President, Chief Operating
-----------------------------------------------------    Officer and Director
                 Timothy M. Donahue

                          *                            Director
-----------------------------------------------------
                    Keith J. Bane

                          *                            Director
-----------------------------------------------------
                    Robert Cooper

                          *                            Director
-----------------------------------------------------
                   Craig O. McCaw

                          *                            Director
-----------------------------------------------------
                  Keisuke Nakasaki

                          *                            Director
-----------------------------------------------------
                  Masaaki Torimoto

                          *                            Director
-----------------------------------------------------
                 Dennis M. Weibling

                          *                            Director
-----------------------------------------------------
               William E. Conway, Jr.

                /s/ THOMAS J. SIDMAN                   Attorney-in-fact                 August 4, 1997
-----------------------------------------------------
                  Thomas J. Sidman

                                    EXHIBITS


EXHIBIT
NUMBER                         DESCRIPTION OF EXHIBITS                          PAGE
-------                        -----------------------                          ----
 4.1     --  Restated Certificate of Incorporation of Nextel (filed on
             July 31, 1995 as Exhibits No. 4.1.1 and 4.1.2 to Nextel's
             Post-Effective Amendment No. 1 on Form S-8 to Registration
             Statement No. 33-91716 on Form S-4 (the "Nextel S-8
             Registration Statement") and incorporated herein by
             reference)..................................................  Not applicable
 4.2     --  Amended and Restated By-laws of Nextel (filed on July 31,
             1995 as Exhibit 4.2 to the Nextel S-8 Registration Statement
             and incorporated herein by reference).......................  Not applicable
 4.3     --  Indenture between Old Nextel and The Bank of New York, as
             Trustee, dated August 15, 1993 (the "August Indenture")
             (filed on December 23, 1993 as Exhibit No. 4.13 to the
             Registration Statement on Form S-4 of the Company, No.
             33-73388 and incorporated herein by reference)..............  Not applicable
 4.4     --  Form of Note issued pursuant to the August Indenture
             (included in Exhibit No. 4.3)...............................  Not applicable
 4.5     --  Indenture between Old Nextel and The Bank of New York, as
             Trustee, dated as of February 15, 1994 (the "February
             Indenture") (filed on March 1, 1994 as Exhibit No. 4.1 to
             the Form 8-K of Old Nextel dated February 16, 1994 and
             incorporated herein by reference)...........................  Not applicable
 4.6     --  Form of Note issued pursuant to the February Indenture
             (included in Exhibit No. 4.5)...............................  Not applicable
 4.7     --  Supplemental Indenture, dated as of June 30, 1995 to the
             August between Old Nextel and The Bank of New York (filed on
             November 14, 1995 as Exhibit 4.1 to the Quarterly Report on
             Form 10-Q of Nextel for the quarter ended September 30, 1995 and incorporated herein by reference).......................  Not applicable
 4.8     --  Supplemental Indenture, dated as of June 30, 1995 to the
             February Indenture between Old Nextel and The Bank of New
             York (filed on November 14, 1995 as Exhibit 4.2 to the
             Quarterly Report on Form 10-Q of Nextel for the quarter
             ended September 30, 1995 and incorporated herein by
             reference)..................................................  Not applicable
 4.9     --  Second Supplemental Indenture, dated as of July 28, 1995 between ESMR (now known as Nextel), as Successor by Merger to Old Nextel and The Bank of New York (relating to the
             August Indenture) (filed on November 14, 1995 as Exhibit 4.3 to the Quarterly Report on Form 10-Q of Nextel for the
             quarter ended September 30, 1995 and incorporated herein by reference)..................................................  Not applicable
 4.10    --  Second Supplemental Indenture, dated as of July 28, 1995 between ESMR (now known as Nextel), as Successor by Merger to Old Nextel and The Bank of New York (relating to the
             February Indenture) (filed on November 14, 1995 as Exhibit
             4.4 to the Quarterly Report on Form 10-Q of Nextel for the
             quarter ended September 30, 1995 and incorporated herein by reference)..................................................  Not applicable
 4.11    --  Third Supplemental Indenture, dated as of June 13, 1997 between Nextel and The Bank of New York (relating to the
             August Indenture) (filed on June 17, 1997 as Exhibit 4.1 to
             Nextel's Current Report on Form 8-K dated June 17, 1997 (the
             "June 17 Form 8-K") and incorporated herein by reference)...  Not applicable
 4.12    --  Third Supplemental Indenture, dated as of June 13, 1997 between Nextel and The Bank of New York (relating to the
             February Indenture) (filed on June 17, 1997 as Exhibit 4.2 to the June 17 Form 8-K and incorporated herein by
             reference)..................................................  Not applicable


EXHIBIT
NUMBER                         DESCRIPTION OF EXHIBITS                          PAGE
-------                        -----------------------                          ----
 4.13    --  Indenture for Senior Redeemable Discount Notes due 2004,
             dated as of January 13, 1994, between OneComm (formerly
             called CenCall Communications Corp.) and The Bank of New
             York (the "OneComm Indenture") (filed on June 7, 1995 as
             Exhibit No. 99.2 to Old Nextel's Registration Statement No.
             33-93182 on Form S-4 (the "OneComm S-4 Registration
             Statement") and incorporated herein by reference)...........  Not applicable
 4.14    --  Form of Note issued pursuant to the OneComm Indenture
             (included in Exhibit 4.11)..................................  Not applicable
 4.15    --  Supplemental Indenture dated as of June 30, 1995 to the
             OneComm Indenture between OneComm (formerly called CenCall
             Communications Corp.) and The Bank of New York (filed on
             November 14, 1995 as Exhibit 10.12 to the Form 10-Q for the
             quarter ended September 30, 1995 and incorporated herein by reference)..................................................  Not applicable
 4.16    --  Second Supplemental Indenture dated as of July 28, 1995 between Nextel (formerly known as ESMR, Inc.), as successor to OneComm, and The Bank of New York (relating to the
             OneComm Indenture) (filed on November 14, 1995 as Exhibit
             10.13 to the Form 10-Q for the quarter ended September 30,
             1995 and incorporated herein by reference)..................  Not applicable
 4.17    --  Third Supplemental Indenture, dated as of June 13, 1997 between Nextel and The Bank of New York (relating to the
             OneComm Indenture) (filed on June 17, 1997 as Exhibit 4.5 to the June 17 Form 8-K and incorporated herein by
             reference)..................................................  Not applicable
 4.18    --  Indenture for Senior Redeemable Discount Notes due 2004,
             dated as of April 25, 1994, between Dial Call and The Bank of New York (the "2004 Indenture") (filed on June 7, 1995 as
             Exhibit 99.4 to the OneComm S-4 Registration Statement and
             incorporated herein by reference)...........................  Not applicable
 4.19    --  Supplemental Indenture, dated as of August 7, 1995, to the
             2004 Indenture between Dial Call and The Bank of New York
             (filed on December 5, 1995 as Exhibit 99.3 to Nextel's
             Registration Statement No. 33-80021 on Form S-4 (the "Dial
             Page S-4 Registration Statement") and incorporated herein by reference)..................................................  Not applicable
 4.20    --  Second Supplemental Indenture, dated as of January 30, 1996, to the 2004 Indenture between Dial Page (as successor to
             Dial Call) and The Bank of New York (filed on April 1, 1996 as Exhibit 4.26 to the Annual Report on Form 10-K of Nextel
             for the year ended December 31, 1995 (the "1995 Form 10-K")
             and incorporated herein by reference).......................  Not applicable
 4.21    --  Third Supplemental Indenture, dated as of January 30, 1996, to the 2004 Indenture between Nextel (as successor to Dial
             Page) and The Bank of New York (filed on April 1, 1996 as
             Exhibit 4.27 to the 1995 Form 10-K and incorporated herein by reference)...............................................  Not applicable
 4.22    --  Fourth Supplemental Indenture, dated as of June 13, 1997 between Nextel and The Bank of New York (relating to the
             2004 Indenture) (filed on June 17, 1997 as Exhibit 4.3 to
             the June 17 Form 8-K and incorporated herein by
             reference)..................................................  Not applicable
 4.23    --  Indenture for Senior Discount Notes due 2005, dated as of
             December 22, 1993, between Dial Call and The Bank of New
             York (the "2005 Indenture") (filed as Exhibit 99.3 to the
             OneComm S-4 Registration Statement and incorporated herein by reference)...............................................  Not applicable
 4.24    --  Supplemental Indenture, dated as of April 15, 1994, to the
             2005 Indenture between Dial Call and The Bank of New York
             (filed on April 1, 1996 as Exhibit 4.29 to the 1995 Form
             10-K and incorporated herein by reference)..................  Not applicable

EXHIBIT
NUMBER                         DESCRIPTION OF EXHIBITS                          PAGE
-------                        -----------------------                          ----
 4.25    --  Supplemental Indenture, dated as of June 30, 1995, to the
             2005 Indenture between Dial Call and The Bank of New York
             (filed on December 5, 1995 as Exhibit 99.4 to the Dial Page
             S-4 Registration Statement and incorporated herein by
             reference)..................................................  Not applicable
 4.26    --  Third Supplemental Indenture, dated as of January 30, 1996, to the 2005 Indenture between Dial Page (as successor to
             Dial Call) and The Bank of New York (filed on April 1, 1996 as Exhibit 4.31 to the 1995 Form 10-K and incorporated
             herein by reference)........................................  Not applicable
 4.27    --  Fourth Supplemental Indenture, dated as of January 30, 1996, to the 2005 Indenture between Nextel (as successor to Dial
             Page) and The Bank of New York (filed on April 1, 1996 as
             Exhibit 4.32 to the 1995 Form 10-K and incorporated herein by reference)...............................................  Not applicable
 4.28    --  Fifth Supplemental Indenture, dated as of June 13, 1997 between Nextel and The Bank of New York (relating to the
             2005 Indenture) (filed on June 17, 1997 as Exhibit 4.4 to
             the June 17 Form 8-K and incorporated herein by
             reference)..................................................  Not applicable
 4.29    --  Indenture for Senior Discount Notes due 2007, dated as of
             March 6, 1997, between McCaw International and The Bank of
             New York, as Trustee (the "McCaw Indenture") (filed on March
             31, 1997 as Exhibit 4.24 to Nextel's Annual Report on Form
             10-K for the year ended December 31, 1996 (the "1996 Form
             10-K") and incorporated herein by reference)................  Not applicable
 4.30    --  Form of Note issued pursuant to the McCaw Indenture
             (included in Exhibit 4.24)..................................  Not applicable
 4.31    --  Warrant Agreement, dated as of March 6, 1997, between McCaw
             International and The Bank of New York (filed on March 31,
             1997 as Exhibit 4.26 to the 1996 Form 10-K and incorporated herein by reference)........................................  Not applicable
 4.32    --  Credit Agreement dated as of September 27, 1996 among
             Nextel, NFC, the Restricted Companies party thereto, the
             Lenders party thereto, Toronto-Dominion (Texas) Inc., as
             Administrative Agent, and The Chase Manhattan Bank, as
             Collateral Agent (the "Bank Credit Agreement") (filed on
             October 1, 1996 as Exhibit 99.1 to Nextel's Current Report
             on Form 8-K dated September 27, 1996 (the "September 27 Form
             8-K") and incorporated herein by reference).................  Not applicable
 4.33    --  Amendment No. 1 dated as of March 24, 1997 to the Bank
             Credit Agreement (filed on July 9, 1997 as Exhibit 99.1 to
             Nextel's Current Report on Form 8-K dated July 9, 1997 (the
             "July 9 Form 8-K") and incorporated herein by reference)....  Not applicable
 4.34    --  Amended, Restated and Consolidated Credit Agreement dated as of September 27, 1996 among Nextel, Nextel Finance Company, the Restricted Companies party thereto and the Vendors party thereto (the "Vendor Credit Agreement") (filed on October 1,
             1996 as Exhibit 99.2 to the September 27 Form 8-K and
             incorporated herein by reference)...........................  Not applicable
 4.35    --  Amendment No. 1 dated as of March 24, 1997 to the Vendor
             Credit Agreement (filed on July 9, 1997 as Exhibit 99.2 to the July 9 Form 8-K and incorporated herein by reference)...  Not applicable
 4.36    --  Option Exercise and Lending Commitment Agreement by and
             between Nextel and Digital Radio, L.L.C., dated as of June
             16, 1997 (filed on July 9, 1997 as Exhibit 10.1 to the July
             9 Form 8-K and incorporated herein by reference)............  Not applicable

EXHIBIT
NUMBER                         DESCRIPTION OF EXHIBITS                          PAGE
-------                        -----------------------                          ----
 4.37    --  Option Purchase Agreement by and among Nextel and
             Unrestricted Subsidiary Funding Company and Option
             Acquisition, L.L.C., dated as of June 16, 1997 (filed on
             July 9, 1997 as Exhibit 10.3 to the July 9 Form 8-K and
             incorporated herein by reference)...........................  Not applicable
 4.38    --  Option Agreement (First New Option) by and between Option
             Acquisition, L.L.C. and Nextel, dated as of June 18, 1997
             (filed on July 9, 1997 as Exhibit 10.4 to the July 9 Form
             8-K and incorporated herein by reference)...................  Not applicable
 4.39    --  Option Agreement (Second New Option) by and between Option
             Acquisition, L.L.C. and Nextel, dated as of June 18, 1997
             (filed on July 9, 1997 as Exhibit 10.5 to the July 9 Form
             8-K and incorporated herein by reference)...................  Not applicable
 4.40    --  Certificate of Designation for 13% Series D Exchangeable
             Preferred Stock (filed on July 22, 1997 as Exhibit 4.1 to
             Nextel's Current Report on Form 8-K dated July 21, 1997 and incorporated herein by reference)...........................  Not applicable
+4.41    --  Amendment No. 2 dated as of June 3, 1997 to the Bank Credit
             Agreement...................................................
+4.42    --  Amendment No. 2 dated as of June 3, 1997 to the Vendor
             Credit Agreement............................................
+5       --  Opinion of Jones, Day, Reavis & Pogue re validity
23.1     --  Consent of Jones, Day, Reavis & Pogue (included in Exhibit
             5)
+23.2    --  Consent of Deloitte & Touche LLP
*24      --  Powers of Attorney
+99      --  Form of Subscription Form


---------------


* Previously filed.


+ Filed herewith.